United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

October, 2014

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

(Check One) Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

(Check One) Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

(Check One) Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

(Check One) Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-      .

Interim Financial Statements

September 30, 2014

IFRS

Filed with the CVM, SEC and HKEx on

October 30, 2014

Vale S.A.

Index to the Interim Financial Statements

Page

Report of Independent Registered Public Accounting Firm	3

Condensed Consolidated Balance Sheet as at September 30, 2014 and December 31, 2013	4

Condensed Consolidated Statement of Income for the three-month period ended September 30, 2014 and 2013 and Nine-month period ended September 30, 2014 and 2013	6

Condensed Consolidated Statement of Comprehensive Income for the three-month period ended September 30, 2014 and 2013 and Nine-month period ended September 30, 2014 and 2013	7

Condensed Consolidated Statement of Changes in Stockholder’s Equity for the Nine-month period ended September 30, 2014 and 2013	8

Condensed Consolidated Statement of Cash Flow for the three-month period ended September 30, 2014 and 2013 and Nine-month period ended September 30, 2014 and 2013	9

Selected condensed consolidated notes to the Interim Financial Statements	10

Board of Directors, Fiscal Council, Advisory Committees and Executive Officers	55

Report of independent registered public accounting firm

To the Board of Directors and Stockholders of

Vale S.A.

Rio de Janeiro - RJ

We have reviewed the accompanying condensed consolidated balance sheet of Vale S.A. (“the Company”) and its subsidiaries as of September 30, 2014 and the related condensed consolidated statements of income loss of comprehensive income loss and cash flows for the three and nine-month periods ended on September 30, 2014 and the condensed consolidated statement of changes in stockholders’ equity for the nine-month period then ended. These condensed consolidated financial statements are responsibility of Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express an audit opinion.

Based on our review, we are not aware of any material modification that should be made to the condensed consolidated financial statements referred above for them to be in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The financial statements of the Company as of and for the year ended December 31, 2013 and the condensed consolidated financial statement of the Company for the quarter ended September 30, 2013 presented for comparison purposes, were audited and reviewed by other independent auditors, who issued unqualified reports dated February 26, 2014 and November 6, 2013, respectively.

KPMG Auditores Independentes

Rio de Janeiro, Brazil

October 27, 2014

Condensed Consolidated Balance Sheet

In millions of United States Dollars

	Notes	September 30, 2014	December 31, 2013
		(unaudited)
Assets
Current assets
Cash and cash equivalents	8	7,882	5,321
Short-term investments		450	3
Derivative financial instruments	24	144	201
Accounts receivable	9	3,359	5,703
Related parties	31	286	261
Inventories	10	4,826	4,125
Prepaid income taxes		1,122	2,375
Recoverable taxes	11	1,836	1,579
Advances to suppliers		148	125
Others		604	918
		20,657	20,611

Non-current assets held for sale and discontinued operations	6	610	3,766
		21,267	24,377
Non-current assets

Related parties	31	186	108
Loans and financing agreements receivable		246	241
Judicial deposits	18	1,512	1,490
Recoverable income taxes		428	384
Deferred income taxes	20	4,305	4,523
Recoverable taxes	11	392	285
Derivative financial instruments	24	116	140
Deposit on incentive and reinvestment		65	191
Others		1,403	738
		8,653	8,100

Investments	12	4,659	3,584
Intangible assets, net	13	6,902	6,871
Property, plant and equipment, net	14	81,366	81,665
		101,580	100,220
Total		122,847	124,597

Condensed Consolidated Balance Sheet

In millions of United States Dollars

(continued)

	Notes		September 30, 2014	December 31, 2013
			(unaudited)
Liabilities
Current liabilities
Suppliers and contractors			4,067	3,772
Payroll and related charges			1,189	1,386
Derivative financial instruments	24		696	238
Loans and financing	16		2,041	1,775
Related parties	31		130	205
Income taxes settlement program	19		483	470
Taxes and royalties payable			607	327
Provision for income taxes			354	378
Employee postretirement obligations	21	(a)	97	97
Asset retirement obligations	17		143	96
Others			588	420
			10,395	9,164

Liabilities directly associated with non-current assets held for sale and discontinued operations	6		—	448
			10,395	9,612
Non-current liabilities
Derivative financial instruments	24		1,308	1,492
Loans and financing	16		27,245	27,670
Related parties	31		112	5
Employee postretirement obligations	21	(a)	1,980	2,198
Provisions for litigation	18		1,362	1,276
Income taxes settlement program	19		6,320	6,507
Deferred income taxes	20		3,255	3,228
Asset retirement obligations	17		2,554	2,548
Participative stockholders’ debentures	30	(b)	2,013	1,775
Redeemable noncontrolling interest			255	276
Gold stream transaction	29		1,451	1,497
Others			1,213	1,577
			49,068	50,049
Total liabilities			59,463	59,661

Stockholders’ equity	25
Preferred class A stock - 7,200,000,000 no-par-value shares authorized and 2,027,127,718 (2,108,579,618 in 2013) issued			23,089	22,907
Common stock - 3,600,000,000 no-par-value shares authorized and 3,217,188,402 (3,256,724,482 in 2013) issued			38,525	37,671
Treasury stock - 59,405,792 (140,857,692 in 2013) preferred and 31,535,402 (71,071,482 in 2013) common shares			(1,477)	(4,477)
Results from operations with noncontrolling stockholders			(400)	(400)
Results on conversion of shares			(152)	(152)
Unrealized fair value gain (losses)			(1,100)	(1,202)
Cumulative translation adjustments			(22,071)	(20,588)
Retained earnings and revenue reserves			25,685	29,566
Total company stockholders’ equity			62,099	63,325
Noncontrolling stockholders’ interests			1,285	1,611
Total stockholders’ equity			63,384	64,936
Total liabilities and stockholders’ equity			122,847	124,597

The accompanying selected notes are an integral part of these interim financial statements.

Condensed Consolidated Statement of Income

In millions of United States Dollars, except as otherwise stated

			(unaudited)
			Three-month period ended		Nine-month period ended
	Notes		September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Continuing operations
Net operating revenue	26		9,062	12,333	28,467	33,642
Cost of goods sold and services rendered	27	(a)	(6,501)	(6,266)	(18,172)	(17,587)
Gross profit			2,561	6,067	10,295	16,055

Operating (expenses) income
Selling and administrative expenses	27	(b)	(274)	(300)	(793)	(964)
Research and evaluation expenses			(194)	(202)	(499)	(529)
Pre operating and stoppage operation			(284)	(551)	(796)	(1,388)
Other operating expenses, net	27	(c)	(184)	(277)	(566)	(644)
			(936)	(1,330)	(2,654)	(3,525)
Impairment of non-current assets	15		—	—	(774)	—
Operating income			1,625	4,737	6,867	12,530

Financial income	28		1,121	435	3,668	1,911
Financial expenses	28		(4,489)	(936)	(6,946)	(6,087)
Equity results from associates and joint ventures	12		35	128	474	353
Results on sale or disposal of investments from associates and joint ventures			(43)	—	(61)	—
Net income (loss) before income taxes			(1,751)	4,364	4,002	8,707

Income taxes	20
Current tax			65	(1,410)	(1,414)	(2,759)
Deferred tax			258	510	(255)	1,003
			323	(900)	(1,669)	(1,756)
Net income (loss) from continuing operations			(1,428)	3,464	2,333	6,951
Net income (loss) attributable to noncontrolling interests			9	(50)	(173)	(141)
Net income (loss) attributable to the Company’s stockholders			(1,437)	3,514	2,506	7,092

Discontinued Operations
Loss from discontinued operations			—	(12)	—	(57)
Loss attributable to the Company’s stockholders			—	(12)	—	(57)

Net income (loss)			(1,428)	3,452	2,333	6,894
Net income (loss) attributable to noncontrolling interests			9	(50)	(173)	(141)
Net income (loss) attributable to the Company’s stockholders			(1,437)	3,502	2,506	7,035

Earnings per share attributable to the Company’s stockholders:	25	(c)
Basic and diluted earnings per share:
Preferred share			(0.28)	0.68	0.49	1.37
Common share			(0.28)	0.68	0.49	1.37

The accompanying selected notes are an integral part of these interim financial statements.

Condensed Consolidated Statement of Comprehensive Income

In millions of United States Dollars

	(unaudited)
	Three-month period ended		Nine-month period ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Net income (loss)	(1,428)	3,452	2,333	6,894
Other comprehensive income
Item that will not be reclassified subsequently to income
Cumulative translation adjustments	(7,093)	208	(2,895)	(6,413)

Retirement benefit obligations
Gross balance for the period	4	102	110	(58)
Effect of taxes	(3)	(34)	(24)	27
Equity results from associates and joint ventures, net taxes	—	—	1	—
	1	68	87	(31)
Total items that will not be reclassified subsequently to income	(7,092)	276	(2,808)	(6,444)

Item that will be reclassified subsequently to income
Cumulative translation adjustments
Gross balance for the period	3,591	114	1,218	2,772

Unrealized results on available-for-sale investments
Gross balance for the period	(4)	50	(4)	(236)
Transfer results realized to the net income	4	—	4	—
	—	50	—	(236)

Cash flow hedge
Gross balance for the period	(55)	63	10	(53)
Effect of taxes	2	(8)	(2)	6
Equity results from associates and joint ventures, net taxes	(2)	1	5	(1)
Transfer of realized results to income, net of taxes	(12)	(21)	(43)	(21)
	(67)	35	(30)	(69)
Total of items that will be reclassified subsequently to income	3,524	199	1,188	2,467
Total comprehensive income (loss)	(4,996)	3,927	713	2,917
Comprehensive income (loss) attributable to noncontrolling interests	13	(52)	(161)	(198)
Comprehensive income (loss) attributable to the Company’s stockholders	(5,009)	3,979	874	3,115

The accompanying selected notes are an integral part of these interim financial statements.

Condensed Consolidated Statement of Changes in Stockholders’ Equity

In millions of United States Dollars

	Nine-month period ended
	Capital	Results on conversion of shares	Results from operation with noncontrolling stockholders	Revenue reserves	Treasury stock	Unrealized fair value gain (losses)	Cumulative translation adjustments	Retained earnings	Total Company stockholder’s equity	Noncontrolling stockholders’ interests	Total stockholder’s equity
December 31, 2012	60,578	(152)	(400)	38,389	(4,477)	(2,044)	(18,663)	8	73,239	1,588	74,827
Net income	—	—	—	—	—	—	—	7,035	7,035	(141)	6,894
Other comprehensive income:
Retirement benefit obligations	—	—	—	—	—	(31)	—	—	(31)	—	(31)
Cash flow hedge	—	—	—	—	—	(69)	—	—	(69)	—	(69)
Unrealized fair value results	—	—	—	—	—	(236)	—	—	(236)	—	(236)
Translation adjustments	—	—	—	(3,210)	—	96	(406)	(64)	(3,584)	(57)	(3,641)
Contribution and distribution to stockholders:
Capitalization of noncontrolling stockholders advances	—	—	—	—	—	—	—	—	—	10	10
Redeemable noncontrolling stockholders’ interest	—	—	—	—	—	—	—	—	—	61	61
Dividends to noncontrolling stockholders	—	—	—	—	—	—	—	—	—	(55)	(55)
Dividends and interest on capital to Company’s stockholders	—	—	—	—	—	—	—	(2,250)	(2,250)	—	(2,250)
September 30, 2013 (unaudited)	60,578	(152)	(400)	35,179	(4,477)	(2,284)	(19,069)	4,729	74,104	1,406	75,510

December 31, 2013	60,578	(152)	(400)	29,566	(4,477)	(1,202)	(20,588)	—	63,325	1,611	64,936
Net income	—	—	—	—	—	—	—	2,506	2,506	(173)	2,333
Other comprehensive income:
Retirement benefit obligations	—	—	—	—	—	87	—	—	87	—	87
Cash flow hedge	—	—	—	—	—	(30)	—	—	(30)	—	(30)
Translation adjustments	—	—	—	(287)	—	45	(1,483)	36	(1,689)	12	(1,677)
Contribution and distribution to stockholders:
Acquisitions and disposal of noncontrolling stockholders	—	—	—	—	—	—	—	—	—	(248)	(248)
Capitalization of reserves	1,036	—	—	(1,036)	—	—	—	—	—	—	—
Capitalization of noncontrolling stockholders advances	—	—	—	—	—	—	—	—	—	90	90
Cancellation of treasury stock	—	—	—	(3,000)	3,000	—	—	—	—	—	—
Dividends to noncontrolling stockholders	—	—	—	—	—	—	—	—	—	(7)	(7)
Dividends and interest on capital to Company’s stockholders	—	—	—	—	—	—	—	(2,100)	(2,100)	—	(2,100)
September 30, 2014 (unaudited)	61,614	(152)	(400)	25,243	(1,477)	(1,100)	(22,071)	442	62,099	1,285	63,384

The accompanying selected notes are an integral part of these interim financial statements.

Condensed Consolidated Statement of Cash Flow

In millions of United States Dollars

	(unaudited)
	Three-month period ended		Nine-month period ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Cash flow from continuing operating activities:
Net income (loss) from continuing operations	(1,428)	3,464	2,333	6,951
Adjustments to reconcile net income with cash from continuing operations
Equity results from associates and joint ventures	(35)	(128)	(474)	(353)
Results on sale or disposals of investments from associates and joint controlled entities	43	—	61	—
Loss on disposal of property, plant and equipment	39	60	334	207
Impairment on non-current assets	—	—	774	—
Depreciation, amortization and depletion	1,119	1,007	3,046	3,056
Deferred income taxes	(258)	(510)	255	(1,003)
Foreign exchange and indexation, net	870	29	396	535
Unrealized derivative losses, net	863	(134)	386	911
Participative stockholders’ debentures	56	106	346	355
Other	43	128	373	135
Decrease (increase) in assets:
Accounts receivable	645	(567)	2,439	853
Inventories	128	(171)	(472)	(84)
Recoverable taxes	(474)	15	704	(128)
Other	444	2	560	126
Increase (decrease) in liabilities:
Suppliers and contractors	418	71	510	(34)
Payroll and related charges	259	254	(130)	(195)
Taxes and contributions	(169)	927	(190)	1,003
Gold stream transaction	—	—	—	1,319
Other	379	(475)	367	(705)
Net cash provided by operating activities from continuing operations	2,942	4,078	11,618	12,949
Net cash provided by operating activities from discontinued operations	—	241	—	175
Net cash provided by operating activities	2,942	4,319	11,618	13,124
Cash flow from continuing investing activities:
Short-term investments	(450)	447	(447)	281
Loans and advances	295	1	363	(60)
Guarantees and deposits	(57)	(32)	(105)	(74)
Additions to investments	(23)	(146)	(220)	(351)
Additions to property, plant and equipment and intangible assets	(3,269)	(3,006)	(8,364)	(9,469)
Dividends and interest on capital received from associates and joint ventures	260	63	479	335
Proceeds from disposal of assets\ Investments	929	—	1,246	95
Proceeds from Gold stream transaction	—	—	—	581
Net cash used in investing activities from continuing operations	(2,315)	(2,673)	(7,048)	(8,662)
Net cash used in investing activities from discontinued operations	—	(128)	—	(604)
Net cash used in investing activities	(2,315)	(2,801)	(7,048)	(9,266)
Cash flow from continuing financing activities:
Loans and financing
Additions	718	174	1,379	1,242
Repayments	(563)	(466)	(1,094)	(1,478)
Repayments to stockholders:
Dividends and interest on capital paid to stockholders	—	—	(2,100)	(2,250)
Dividends and interest on capital attributed to noncontrolling interest	(11)	—	(11)	(10)
Net cash provided by (used in) financing activities from continuing operations	144	(292)	(1,826)	(2,496)
Net cash provided by financing activities from discontinued operations	—	—	—	87
Net cash provided by (used in) used in financing activities	144	(292)	(1,826)	(2,409)
Increase in cash and cash equivalents	771	1,226	2,744	1,449
Cash and cash equivalents in the beginning of the period	7,065	5,887	5,321	5,832
Effect of exchange rate changes on cash and cash equivalents	46	8	(183)	(160)
Cash and cash equivalents at end of the period	7,882	7,121	7,882	7,121
Cash paid during the period for (i):
Interest on loans and financing	(438)	(365)	(1,236)	(1,160)
Income taxes	(81)	(416)	(307)	(1,594)
Income taxes - settlement program	(136)	—	(383)	—
Non-cash transactions:
Additions to property, plant and equipment - interest capitalization	211	48	404	205

(i) Amounts paid are classified as cash flows from operating activities.

The accompanying selected notes are an integral part of these interim financial statements.

Selected Notes to Condensed Consolidated Interim Financial Statements

Expressed in millions of United States Dollars, unless otherwise stated

1.                                     Operational Context

Vale S.A. (the “Parent Company”) is a public company headquartered at 26, Av. Graça Aranha, Rio de Janeiro, Brazil with securities traded on the Brazilian (“BM&F BOVESPA”), New York (“NYSE”), Paris (“NYSE Euronext”) and Hong Kong (“HKEx”) stock exchanges.

Vale S.A. and its direct and indirect subsidiaries (“Vale”, “Group”, “Company” or “we”) are principally engaged in the research, production and sale of iron ore and pellets, nickel, fertilizer, copper, coal, manganese, ferroalloys, cobalt, platinum group metals and precious metals. The Company also operates in the segments of energy and steel. The information by segment is presented in Note 26.

2.                                      Summary of the Main Accounting Practices and Accounting Estimates

a)                                     Basis of presentation

The condensed consolidated interim financial statements of the Company (“Interim Financial Statements”) have been prepared in accordance with IAS 34 of International Financial Reporting Standards (“IFRS”) as adopted by the International Accounting Standards Board (“IASB”).

The condensed consolidated interim financial statements have been prepared under the historical cost convention as adjusted to reflect: (i) the fair value of held for trade financial instruments measured at fair value through the Statement of Income and also available for sale financial instruments measured at fair value through the Statement of Comprehensive Income; and (ii) the impairment loss.

These condensed consolidated interim financial statements have been reviewed, not audited. However, principles, estimates, accounting practices, measurement methods and standards adopted are consistent with those presented on the financial statements for the year ended December 31, 2013. These condensed consolidated interim financial statements were prepared by Vale to update users about relevant information presented in the period and should be read in conjunction with the financial statements for the year ended December 31, 2013.

We evaluated subsequent events through October 27, 2014, which was the date when the condensed consolidated interim financial statement were approved by the Executive officers.

b)                                     Functional currency and presentation currency

The condensed consolidated interim financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“functional currency”), which in the case of the Parent Company is the Brazilian Real (“BRL” or “R$”). For presentation purposes, these condensed consolidated Interim financial statements are presented in United States Dollars (“USD” or “US$”) because in our understanding this is the way international investors analyze our interim financial statements in order to take their decisions.

Operations in other currencies are translated into the functional currency of each entity using the actual exchange rates in force on the respective transactions dates. The foreign exchange gains and losses resulting from the translation at the exchange rates in force at the end of the period are recognized in the Statement of Income as financial expense or income. The exceptions are transactions for which gains and losses are recognized in the Statement of Comprehensive Income.

Statement of Income and Balance Sheet of all Group entities whose functional currency is different from the presentation currency are translated into the presentation currency as follows: (i) Assets, liabilities and Stockholders’ equity (except components described in item (iii)) for each Balance Sheet presented are translated at the closing rate at the Balance Sheet date; (ii) income and expenses for each Statement of Income are translated at the average exchange rates, except for specific transactions that, considering their significance, are translated at the rate at the transaction date and; (iii) capital, capital reserves and treasury stock are translated at the rate at the date of each transaction. All resulting exchange differences are recognized in a separate component of the Statement of Comprehensive Income, the “Cumulative Translation Adjustment” account, and subsequently transferred to the Statement of Income when the assets are realized.

The exchange rates of the major currencies that impact our operations against the functional currency, Brazilian Real, were:

	Exchange rates used for conversions in Brazilian Reais
	Exchange rate as of		Average rate for the nine-months period ended
	September 30, 2014	December 31, 2013	September 30, 2014	September 30, 2013
	(unaudited)		(unaudited)	(unaudited)
US Dollar - US$	2.4510	2.3426	2.2893	2.1222
Canadian Dollar - CAD	2.1870	2.2031	2.0933	2.0715
Australian Dollar - AUD	2.1409	2.0941	2.1016	2.0733
Euro - EUR or €	3.0954	3.2265	3.1010	2.7956

3.                                      Critical Accounting Estimates

The critical accounting estimates are the same as those adopted in preparing the financial statements for the year ended December 31, 2013, with the exception of the following standards and interpretations adopted in 2014 (as described in Note 4).

4.                                      Accounting Standards

a)                                     Standards, interpretations or amendments issued by the IASB and effective from January 1, 2014

Novation of Derivatives and Continuation of Hedge Accounting — In June 2013 IASB issued an amendment to IAS 39 — Financial Instruments: Recognition and Measurement, that document concludes that hedge accounting does not terminate or expire when a derivative financial instrument replaces its original counterparty to become the new counterparty to each of the parties as a consequence of law or regulation. This standard has no material effect on these financial statements.

IFRIC 21 Levies — In May 2013 IASB issued an interpretation about the recognition of a government imposition (levies). This standard has no material effect on these financial statements.

Recoverable Amount Disclosures for Non-Financial Assets — In May 2013 IASB issued an amendment to IAS 36 — Impairment of Asset that clarifies the IASB intention about the disclosure of non- financial assets impairment. This standard has no material effect on these financial statements.

b)                                     Standards, interpretations or amendments issued by the IASB in the period and effective after January 1, 2014

Sale or Contribution of Assets between an Investor and its Associate or Joint Venture — In September 2014 the IASB issued narrow-scope amendments to IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures (2011). The amendments address an acknowledged inconsistency between the requirements in IFRS 10 and those in IAS 28 (2011), in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary. The adoption of the amendment will be required from January 1, 2016 and we are analyzing potential impacts regarding this update on our financial statements.

Equity Method in Separate Financial Statements — In August 2014 the IASB issued an amendment to IAS 27, which allows an entity to use the equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements. The IASB clarifies that the changes will help some jurisdictions to register in their separate IFRS financial statements, reducing compliance costs without reducing the information available to investors. The adoption will be required for annual periods beginning from January 1, 2016 with retrospective application. The Vale group already uses in its individual financial statements the equity method of accounting to record investments in subsidiaries, joint ventures and associates.

Accounting for Acquisitions of Interests in Joint Operations — In May 2014 the IASB issued an amendment to IFRS 11 - Joint Arrangements, to provide guidance on the accounting for acquisitions of interests in joint operations in which the activity constitutes a business. The adoption of the amendment will be required from January 1, 2016 and we are analyzing potential impacts regarding this update on our financial statements.

Clarification of Acceptable Methods of Depreciation and Amortization — In May 2014 the IASB issued an amendment to IAS 16 - Property, Plant and Equipment and IAS 38 - Intangible Assets, established the pattern of consumption of an asset´s expected future economic benefits as acceptable methods of depreciation and amortization of assets. The IASB clarifies that the use of methods based on revenues to calculate the depreciation of an asset and also to measure the consumption of the economic benefits embodied in an intangible asset, are not appropriate. The adoption of the amendment will be required from January 1, 2016 and we are analyzing potential impacts regarding this update on our financial statements.

IFRS 15 Revenue from Contracts with Customers - In May 2014 the IASB issued IFRS 15 statement - Revenue from Contracts with customers, sets out the requirements for revenue recognition that apply to all contracts with customer (except for contracts that are within the scope of the Standards on leases, insurance contracts and financial instruments), and replaces the current pronouncements IAS 18 - revenue, IAS 11 - Construction contracts and interpretations related to revenue recognition. The principle core in that framework is that a company should recognize revenue to depict the transfer of promised goods or services to the customer in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The adoption will be required from January 1, 2017 and is worth analyzing potential impacts regarding this pronouncement on our financial statements.

5.                                      Risk management

During the period there was no significant change in relation to risk management policies disclosed in the financial statements for the year ended December 31, 2013.

6.                                      Non-current assets and liabilities held for sale and discontinued operations

Described below assets and liabilities held for sale and discontinued operations reclassified during the period:

	September 30, 2014 (unaudited)	December 31, 2013
	Energy	General Cargo - Logistic	Energy	Total
Assets held for sale and discontinued operation
Accounts receivable	—	141	—	141
Other current assets	—	271	—	271
Investments	87	—	79	79
Intangible, net	—	1,687	—	1,687
Property, plant and equipment, net	523	1,027	561	1,588
Total assets	610	3,126	640	3,766

Liabilities associated with assets held for sale and discontinued operation
Suppliers and contractors	—	85	—	85
Payroll and related charges	—	61	—	61
Other current liabilities	—	112	—	112
Other non-current liabilities	—	190	—	190
Total liabilities	—	448	—	448
Assets and liabilities from discontinued operation	610	2,678	640	3,318

Energy generation assets

In December 2013, the company signed agreements with CEMIG Geração e Transmissão S.A. (“CEMIG GT”),  as follow : (i) to sell 49% of its stake of 9% in Norte Energia S.A.(“Norte Energia”), the company in charge of the construction, operation and exploration of the Belo Monte Hydroelectric (“Belo Monte”) facility , and (ii) to create a joint venture named Aliança Geração de Energia S/A (“Aliança”) to be constituted by Vale and CEMIG GT through contribution of the holdings to the following power generation assets: Porto Estrela, Igarapava, Funil, Capim Branco I and II, Aimorés and Candonga. No cash will be disbursed as part of the transaction. Vale and CEMIG GT will hold respectively 55% and 45% of the new company, which will supply energy to Vale operations, previously guaranteed by its own generation plant, ensured by a long-term contract.

The operation above is still pending approval from Brazilian Electricity Regulatory Agency (“Agência Nacional de Energia Elétrica” or “ANEEL”). The assets were transferred to assets held for sale with no impact in the Statement of Income.

7.                                      Acquisitions and divestitures

a)                                     Vale Florestar

Vale signed an agreement with a subsidiary of Suzano Papel e Celulose S.A (“Suzano”), a Company that produces eucalyptus pulp, for the sale of this entire stake in Vale Florestar Fundo de Investimento em Participações (“FIP Vale Florestar”) for US$93 (R$205). The approval of this transaction by the Conselho Administrativo de Defesa Econômica (“CADE”) was in July, 2014.

The loss of this transaction, of US$30 (R$68) was recorded in the Statement of income in the line “Results on sale or disposal of investments from associates and joint ventures”.

b)                                     General Cargo Logistic

At the end of 2013, Vale entered to an agreement to dispose of control over its subsidiary VLI S.A. (“VLI”), which aggregates all operations of the General Cargo logistic segment. As a consequence, on beginning of January 1, 2014, the investment in VLI has been accounted as an investment in associate (Note 12).

In April 2014, Vale finalized the sale of 35.9% of its stake in VLI capital to Mitsui & Co., Ltd and to Fundo de Investimento do Fundo de Garantia de Tempo de Serviço (“FGTS”) for the amount of US$1,197 of, which US$896 was settled through capital contribution directly in VLI.

In August 2014, Vale completed the transaction of sale of 26.5% of its stake in VLI to a fund of Brookfield Asset Management Inc. (“Brookfield”) for US$908 (R$2,000). As a result of the completion of this transaction, Vale now holds 37.6% of VLI’s total stockholder’s equity.

8.                                      Cash and cash equivalents

	September 30, 2014	December 31, 2013
	(unaudited)
Cash and bank deposits	2,865	1,558
Short-term investments	5,017	3,763
	7,882	5,321

Cash and cash equivalents includes cash, immediately redeemable deposits and short-term investments with an insignificant risk of changes in value and readily convertible to cash, part in Brazilian Real, indexed to the Brazilian Interbank Interest rate (“DI Rate”or”CDI”)  and part denominated in US Dollar, mainly time deposits.

9.                                      Accounts receivable

	September 30, 2014	December 31, 2013
	(unaudited)
Denominated in BRL	757	509
Denominated in other currencies, mainly US$	2,697	5,283
	3,454	5,792

Allowance for credit losses	(95)	(89)
	3,359	5,703

Accounts receivable related to the steel sector represented 62.80% and 79.70% of total receivables on September 30, 2014 and December 31, 2013, respectively.

No individual customer represents over 10% of receivables or revenues.

The estimated losses related to accounts receivable recorded in the Statement of Income for the three-month period ended September 30, 2014 and 2013 totaled US$2 and US$18 and nine-month period ended totaled US$(21) and US$27, respectively. Disposals in three-month period ended at September 30, 2014 and September 30, 2013 totaled US$5 and US$9 and nine-month period ended totaled US$24 and US$28.

10.                               Inventories

Inventories are comprised as follows:

	September 30, 2014	December 31, 2013
	(unaudited)
Inventories of products
Bulk Material
Iron ore	1,247	646
Pellets	126	88
Manganese and ferroalloys	88	75
	1,461	809
Coal	241	318
	1,702	1,127
Base Metals
Nickel and other products	1,486	1,398
Copper	50	23
	1,536	1,421
Fertilizers
Potash	7	8
Phosphates	258	313
Nitrogen	18	19
	283	340
Others products	9	8
Total of inventories of products	3,530	2,896

Inventories of material supplies	1,296	1,229
Total	4,826	4,125

On September 30, 2014 and December 31, 2013 the balances included a provision to adjust inventories at market value for nickel in the amount of US$0 and US$14, respectively; manganese in the amount of US$1 and US$1, respectively; and coal in the amount of US$169 and US$117, respectively.

	(unaudited)
	Three-month period ended		Nine-month period ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Inventories of products
Balance at beginning of the period	3,586	3,742	2,896	3,597
Production/acquisition	6,052	4,759	16,734	14,799
Transfer from inventory of materials supplies	799	1,055	2,424	2,971
Cost of goods sold	(6,501)	(6,266)	(18,172)	(17,587)
Provision/ reversal of the disposals of lower cost or market value adjustment (a)	(19)	—	(170)	(124)
Translation adjustments	(387)	(13)	(182)	(379)
Balance at end of the period	3,530	3,277	3,530	3,277

(a) Includes provision for market value adjustments

	(unaudited)
	Three-month period ended		Nine-month period ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Inventory of materials supplies
Balance at beginning of the period	1,400	1,278	1,229	1,455
Acquisition	829	1,062	2,550	2,935
Transfer to inventories of products	(799)	(1,055)	(2,424)	(2,971)
Translation adjustments	(134)	(1)	(59)	(135)
Balance at end of the period	1,296	1,284	1,296	1,284

11.                               Recoverable Taxes

	September 30, 2014	December 31, 2013
	(unaudited)
Value-added tax	1,339	1,129
Brazilian federal contributions	840	680
Others	49	55
Total	2,228	1,864

Current	1,836	1,579
Non-current	392	285
Total	2,228	1,864

12.                               Investments

The changes of investments in associates and joint ventures are as follow:

	(unaudited)
	Three-month period ended		Nine-month period ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Balance at beginning of the period	5,108	3,775	3,584	6,384
Additions	19	78	208	351
Disposals	(31)	—	(31)	—
Transfer - Control acquisition	—	—	79	—
Translation adjustment for the period	(448)	20	(212)	(399)
Equity results	35	128	474	353
Equity on other comprehensive income	—	1	2	(205)
Dividends declared	(12)	(40)	(590)	(585)
Transfers to held for sale/ financial instruments - investments (a)	(12)	—	(110)	(1,937)
Transfers from held for sale (b)	—	—	1,255	—
Balance at end of the period	4,659	3,962	4,659	3,962

(a)         The transfers to held for sale refers to investments in Vale Florestar of US$110 in 2014 and to investments in Hydro of US$1,937 in 2013.

(b)         The transfers from held for sale refers to investments in VLI of US$1,255.

Investments (Continued)

					Investments		Equity results (unaudited)				Received dividends (unaudited)
				%	As of		Three-month period ended		Nine-month period ended		Three-month period ended		Nine-month period ended
Entities	Location	Relationship	% ownership	voting capital	September 30, 2014	December 31, 2013	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
					(unaudited)
Bulk Material
Iron Ore and pellets
Baovale Mineração S.A. - BAOVALE	Brazil	Joint venture	50.00	50.00	22	24	2	—	3	3	—	1	—	1
Companhia Nipo-Brasileira de Pelotização - NIBRASCO (c)	Brazil	Joint Venture	51.00	51.11	171	159	22	2	56	7	—	—	28	24
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS (c)	Brazil	Joint Venture	50.89	51.00	81	83	5	—	13	(2)	—	—	11	10
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	Brazil	Joint Venture	50.00	50.00	91	91	6	5	22	9	—	—	9	17
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO (c)	Brazil	Joint Venture	50.90	51.00	67	62	6	3	14	3	—	—	5	—
MRS Logística S.A. (f)	Brazil	Joint Venture	47.59	46.75	551	564	20	32	55	68	24	22	24	22
Minas da Serra Geral S.A. - MSG	Brazil	Joint Venture	50.00	50.00	21	22	1	1	—	2	—	—	—	—
Samarco Mineração S.A. (d)	Brazil	Joint Venture	50.00	50.00	357	437	34	144	385	376	236	—	402	165
Tecnored Desenvolvimento Tecnológico S.A. (b), (h)	Brazil		—	—	—	38	—	(2)	(1)	(7)	—	—	—	—
Zhuhai YPM Pellet Co	China	Associate	25.00	25.00	23	25	—	—	—	—	—	—	—	—
					1,384	1,505	96	185	547	459	260	23	479	239
Coal
Henan Longyu Energy Resources Co., Ltd	China	Associate	25.00	25.00	382	357	7	15	27	36	—	40	—	40

Base Metals
Copper
Teal Minerals Incorporated	Zambia	Associate	50.00	50.00	204	228	(13)	(9)	(25)	(15)	—	—	—	—

Nickel
Korea Nickel Corp	Korea	Associate	25.00	25.00	22	22	—	(1)	—	(2)	—	—	—	—

Others
General Cargo Logistic
VLI S.A. (e)	Brazil	Associate	37.61	37.61	1,187	—	13	—	32	—	—	—	—	—

Bauxite
Mineração Rio Grande do Norte S.A. - MRN	Brazil	Associate	40.00	40.00	101	111	(3)	4	5	7	—	—	—	—

Steel
California Steel Industries, Inc	USA	Joint Venture	50.00	50.00	190	181	3	4	11	14	—	—	—	—
Companhia Siderúrgica do Pecém - CSP (g)	Brazil	Joint Venture	50.00	50.00	779	686	(42)	(1)	(51)	(4)	—	—	—	—
Thyssenkrupp Companhia Siderúrgica do Atlântico Ltd - CSA	Brazil	Associate	26.87	26.87	263	321	(21)	(59)	(49)	(112)	—	—	—	—
					1,232	1,188	(60)	(56)	(89)	(102)	—	—	—	—
Other associates and joint ventures
Norte Energia S.A.	Brazil	Joint Venture	4.59	4.59	91	83	—	(1)	(1)	(1)	—	—	—	—
Vale Soluções em Energia S.A. (i)	Brazil	Joint Venture	53.13	53.13	—	45	(3)	(2)	(14)	(13)	—	—	—	—
Logística Intermodal S.A. - LOG-IN (a)	Brazil	Associate	—	—	—	—	—	(5)	—	(1)	—	—	—	—
Others					56	45	(2)	(2)	(8)	(15)	—	—	—	56
					147	173	(5)	(10)	(23)	(30)	—	—	—	56
					4,659	3,584	35	128	474	353	260	63	479	335

(a) Company sold in December 2013;

(b) Investment balance includes the amounts of advances for future capital increase;

(c) Although Vale held majority of the voting interest of investees accounted for under the equity method, we do not consolidate due to existing veto rights held by noncontrolling stockholders;

(d) Main data of Samarco in 2014: total Assets US$6,322, Liabilities US$5,608, Operational Result US$1,184, Financial Result US$(240), Income tax US$(179);

(e) Considering the updated interest after the transaction conclusion and the respective shareholders agreement, as described in Note 7b).

(f) Main data of MRS in 2014: Total Assets US$2,895, Liabilities US$1,737, Operational Result US$237, Financial Result US$(51), Income tax US$(64);

(g) Pre-operational stage;

(h) Consolidated since March 2014; and

(i) Includes provision for disposals of US$31.

13.                               Intangible assets

	September 30, 2014 (unaudited)			December 31, 2013
	Cost	Amortization	Net	Cost	Amortization	Net
Indefinite useful life
Goodwill	3,955	—	3,955	4,140	—	4,140

Finite useful life
Concessions and subconcessions	3,353	(1,260)	2,093	3,099	(1,192)	1,907
Right of use	481	(255)	226	328	(75)	253
Others	1,454	(826)	628	1,295	(724)	571
	5,288	(2,341)	2,947	4,722	(1,991)	2,731
Total	9,243	(2,341)	6,902	8,862	(1,991)	6,871

Rights of use refers basically to the usufruct contract entered into with noncontrolling stockholders to use the shares of Empreendimentos Brasileiros de Mineração S.A. (owner of Minerações Brasileiras Reunidas S.A. shares) and intangible assets identified in business combination of Vale Canada Limited (“Vale Canada”). The amortization of the right of use will expire in 2037 and Vale Canada’s intangible will end in September 2046. The concessions and sub-concessions refer to the agreements with the Brazilian government for the exploration and the development of ports and railways.

The table below shows the changes of intangible assets during the period:

	Three-month period ended (unaudited)
	Goodwill	Concessions and Sub-concessions	Right of use	Others	Total
Balance on June 30, 2013	4,296	3,608	274	513	8,691
Additions	—	52	—	131	183
Disposals	—	(5)	—	—	(5)
Amortization	—	(43)	(8)	(33)	(84)
Transfer to non-current assets held for sale	—	(1,669)	—	—	(1,669)
Translation adjustments	19	(43)	5	3	(16)
Net effect of discontinued operation in the period	—	32	—	—	32
Balance on September 30, 2013	4,315	1,932	271	614	7,132

Balance on June 30, 2014	4,285	2,144	241	543	7,213
Additions	—	228	—	229	457
Disposals	—	—	—	—	—
Amortization	—	(1)	(8)	(77)	(86)
Translation adjustments	(330)	(278)	(7)	(67)	(682)
Balance on September 30, 2014	3,955	2,093	226	628	6,902

	Nine-month period ended
	Goodwill	Concessions and Sub-concessions	Right of use	Others	Total
Balance on December 31, 2012	4,603	3,757	302	549	9,211
Additions	—	297	—	208	505
Disposals	—	(10)	—	(2)	(12)
Amortization	—	(135)	(19)	(99)	(253)
Transfer to non-current assets held for sale	—	(1,669)	—	—	(1,669)
Translation adjustments	(288)	(372)	(12)	(42)	(714)
Net effect of discontinued operation in the period	—	64	—	—	64
Balance on September 30, 2013 (unaudited)	4,315	1,932	271	614	7,132

Balance on December 31, 2013	4,140	1,907	253	571	6,871
Additions	—	489	—	235	724
Disposals	—	(4)	—	—	(4)
Amortization	—	(151)	(16)	(126)	(293)
Translation adjustments	(185)	(148)	(11)	(52)	(396)
Balance on September 30, 2014 (unaudited)	3,955	2,093	226	628	6,902

14.                               Property, plant and equipment

	September 30, 2014 (unaudited)			December 31, 2013
	Cost	Accumulated Depreciation	Net	Cost	Accumulated Depreciation	Net
Land	1,088	—	1,088	945	—	945
Buildings	11,088	(2,472)	8,616	9,916	(2,131)	7,785
Facilities	16,957	(5,126)	11,831	15,659	(4,722)	10,937
Computer equipment	547	(370)	177	679	(496)	183
Mineral properties	20,255	(5,760)	14,495	21,603	(5,327)	16,276
Others	28,645	(8,947)	19,698	27,149	(8,409)	18,740
Construction in progress	25,461	—	25,461	26,799	—	26,799
	104,041	(22,675)	81,366	102,750	(21,085)	81,665

	Three-month period ended (unaudited)
	Land	Building	Facilities	Computer equipment	Mineral properties	Others	Constructions in progress	Total
Balance on June 30, 2013	916	6,295	10,938	201	16,817	17,943	30,427	83,537
Additions (i)	—	—	—	—	—	—	2,871	2,871
Disposals	—	—	(4)	—	—	(4)	(13)	(21)
Depreciation and amortization	—	(63)	(71)	(19)	(129)	(162)	—	(444)
Translation adjustments	(1)	6	28	—	279	16	(209)	119
Transfers	(10)	695	1,193	16	(92)	859	(2,661)	—
Net effect of discontinued operation in the period	—	9	—	1	—	36	(33)	13
Transfer to held for sale	—	(45)	(8)	(6)	(3)	(862)	(94)	(1,018)
Balance on September 30, 2013	905	6,897	12,076	193	16,872	17,826	30,288	85,057

Balance on June 30, 2014	1,163	8,267	12,392	208	16,348	19,777	27,354	85,509
Additions (i)	—	—	—	—	—	—	3,023	3,023
Disposals	—	—	(1)	—	(9)	—	(29)	(39)
Depreciation and amortization	—	(82)	(273)	(16)	(317)	(456)	—	(1,144)
Translation adjustments	(133)	(666)	(1,431)	(29)	(530)	(918)	(2,276)	(5,983)
Transfers	58	1,097	1,144	14	(997)	1,295	(2,611)	—
Balance on September 30, 2014	1,088	8,616	11,831	177	14,495	19,698	25,461	81,366

	Nine-month period ended
	Land	Building	Facilities	Computer equipment	Mineral properties	Others	Constructions in progress	Total
Balance on December 31, 2012	676	6,093	11,756	376	18,867	18,178	28,936	84,882
Additions (i)	—	—	—	—	—	—	9,169	9,169
Disposals	—	—	(53)	(1)	(31)	(22)	(62)	(169)
Depreciation and amortization	—	(186)	(520)	(58)	(573)	(1,091)	—	(2,428)
Translation adjustments	(107)	(501)	(792)	(177)	(769)	(903)	(2,173)	(5,422)
Transfers	336	1,527	1,693	59	(619)	2,241	(5,237)	—
Net effect of discontinued operation in the period	—	9	—	—	—	285	(251)	43
Transfer to held for sale	—	(45)	(8)	(6)	(3)	(862)	(94)	(1,018)
Balance on September 30, 2013 (unaudited)	905	6,897	12,076	193	16,872	17,826	30,288	85,057

Balance on December 31, 2013	945	7,785	10,937	183	16,276	18,740	26,799	81,665
Additions (i)	—	—	—	—	—	—	8,044	8,044
Disposals	—	(48)	(3)	(3)	(99)	(33)	(145)	(331)
Depreciation and amortization	—	(365)	(587)	(45)	(710)	(1,310)	—	(3,017)
Impairment	—	—	(1)	—	(767)	(2)	(4)	(774)
Translation adjustments	(6)	(420)	(1,808)	(31)	(491)	(419)	(1,046)	(4,221)
Transfers	149	1,664	3,293	73	286	2,722	(8,187)	—
Balance on September 30, 2014 (unaudited)	1,088	8,616	11,831	177	14,495	19,698	25,461	81,366

(i) Total amount of Capital Expenditures recognized as addition to construction in progress for the three-month period ended on September 30, 2014 and September 30, 2013 corresponds to US$2,240 and US$2,137 and nine-month period ended on September 30, 2014 and September 30, 2013 corresponds to US$5,559 and US$7,200, respectively.

Property, plant and equipment (net book value) pledged as guarantees for judicial claims on September 30, 2014 and December 31, 2013 corresponds to US$78 and US$77, respectively.

15.                               Impairment

During the second quarter of 2014, the Company has identified evidence and recognized impairment in relation to certain operations as follows:

Coal mine — Australia

In May 2014, the Company announced that is taking the necessary steps to place its Integra Mine and Isaac Plains Complex, both in Australia, into care and maintenance since the operation is not economically feasible under current market conditions.  As a consequence we recognized an impairment of US$274.

Guinea — Iron ore projects

Our 51%-owned subsidiary VBG-Vale BSGR Limited (“VBG”) holds iron ore concession rights in Simandou South (Zogota) and iron ore exploration permits in Simandou North (Blocks 1 & 2) in Guinea. On April 25, 2014 the government of Guinea revoked VBG’S mining concessions, based on the recommendation of a technical committee established pursuant to Guinean legislation. The decision is based on the allegations of fraudulent conduct in connection with the acquisition of licenses by BSGR (Vale´s current partner in VBG) more than one year before Vale had made any investment in VBG. The decision does not indicate any involvement by Vale and therefore does not prohibit Vale to participate in any reallocation of the mining titles.

Vale is actively considering its legal rights towards the Guinean Government and its partner at VBG and addressing options to guarantee the value of both the investments made in Guinea project development as well as the initial investment made in the VBG.  Considering the uncertainties in this process for the recoverable of the initial payment related to the acquisition of our participation in VBG, in the amount of US$500, the company recognized an impairment of this initial payment. The Company will continue to reassess the net value of the assets, in the amount of US$635 depending on the development of the negotiations with Guinea Government.

16.                               Loans and financing

a)                                    Total debt

	Current liabilities		Non-current liabilities
	September 30, 2014	December 31, 2013	September 30, 2014	December 31, 2013
	(unaudited)		(unaudited)
Debt contracts abroad
Loans and financing in:
United States Dollars	556	334	5,237	4,662
Others currencies		2	3	3
Fixed rates:
Notes indexed in United Stated Dollars	109	12	13,135	13,808
Euro		—	1,894	2,066
Accrued charges	262	350	—	—
	927	698	20,269	20,539
Debt contracts in Brazil
Loans and financing in:
Indexed to TJLP, TR, IGP-M and CDI	729	750	4,561	5,000
Basket of currencies, LIBOR	194	175	1,326	1,365
Non-convertible debentures		—	804	372
Fixed rates:
Loans in United States Dollars		6		80
Loans in Reais	48	47	285	314
Accrued charges	143	99	—	—
	1,114	1,077	6,976	7,131
	2,041	1,775	27,245	27,670

All securities issued through our 100% finance subsidiary Vale Overseas Limited, are fully and unconditionally guaranteed by Vale.

In October the Company decided to redeem the bonds issued by Vale Canada with maturity in 2015. As a result, we reclassified the principal debt amount of US$300 to current liability.

The long-term portion at September 30, 2014 has maturities as follows:

(unaudited)
2015	202
2016	1,968
2017	2,406
2018	3,980
2019 onwards	18,689
27,245

At September 30, 2014, the annual interest rates on the long-term debts are as follows:

(unaudited)
Up to 3%	7,021
3,1% to 5% (a)	5,609
5,1% to 7% (b)	11,948
7,1% to 9% (b)	1,089
9,1% to 11% (b)	78
Over 11% (b)	3,436
Variable	105
29,286

(a) Includes Eurobonds. For this we have entered into derivative transactions at a coupon of 4.42% per year in US dollars.

(b) Includes Brazilian Real denominated debt that bears interest at the CDI or TJLP, plus spread. For these we have entered into derivative transactions to mitigate our exposure to the floating rate debt denominated in Brazilian Real, totaling US$6,163 of which US$5,886 has an original interest rate above 5.1% per year. After entering derivatives transactions the average cost of other than denominated U.S. Dollars debt is 2.37% per year.

					Balance
	September 30, 2014 (unaudited)				September 30,
Non-convertible Debentures	Issued	Outstanding	Maturity	Interest	2014	December 31, 2013
					(unaudited)
Tranche “B” - Salobo	—	—	No date	6,5%p.a+IGP-DI	380	372
Infrastructure Debenture 1st serie	Feb/14	600	Jan/21	6,46%p.a+IPCA	254	—
Infrastructure Debenture 2nd serie	Feb/14	150	Jan/24	6,57%p.a+IPCA	64	—
Infrastructure Debenture 3rd serie	Feb/14	100	Jan/26	6,71%p.a+IPCA	42	—
Infrastructure Debenture 4th serie	Feb/14	150	Jan/29	6,78%p.a+IPCA	64	—
					804	372

Long-term portion					804	372
Total					804	372

b)                                     Revolving credit lines

					Total amount	Amounts drawn on
Type	Contractual Currency	Date of agreement		Available until	available to be drawn	September 30, 2014	December 31, 2013
						(unaudited)
Revolving Credit Lines
Revolving Credit Facility - Vale/ Vale International/ Vale Canada	US$	April 2011		5 years	3,000	—	—
Revolving Credit Facility - Vale/ Vale International/ Vale Canada	US$	July 2013		5 years	2,000	—	—
Credit Lines
Export-Import Bank of China and Bank of China Limited	US$	September 2010	(a)	13 years	1,229	1,010	985
BNDES	R$	April 2008	(b)	10 years	2,978	1,984	1,975
Financing
BNDES - CLN 150	R$	September 2012	(c)	10 years	1,584	1,256	1,314
BNDES - Investment Sustaining Program (“PSI”) 3.0%	R$	June 2013	(d)	10 years	45	36	37
BNDES - Tecnored 3.5%	R$	December 2013	(e)	8 years	56	21	—
BNDES — S11D / CLN Logística	R$	May 2014	(f)	10 years	2,514	—	—
Canadian agency Export Development Canada (“EDC”)	US$	January 2014	(g)	5 and 7 years	775	775	—

(a)         Acquisition of twelve large ore carriers from chinese shipyards.

(b)         Memorandum of understanding signature date, however projects financing term is considered from the signature date of each projects contract amendment.

(c)          Capacitação Logística Norte 150 Project (“CLN 150”).

(d)         Acquisition of domestic equipment.

(e)          Support to Tecnored’s investment plan from 2013 to 2015.

(f)           Implementation the iron ore project S11D and S11D Logística.

(g)         General corporate purpose.

Total amounts available and disbursed, different from reporting currency, are affected by exchange rate variation among periods.

c)                                      Guarantees

As at September 30, 2014, US$1,259 of the total aggregate outstanding debt was secured by property, plant and equipment and receivables.

17.                               Asset retirement obligations

The Company applies judgments and assumptions when measuring its obligations related to asset retirement. The accrued amounts of these obligations are not deducted from the potential costs covered by insurance or indemnities.

Long term interest rate used to discount these obligations to present values and to update the provisions on September 30, 2014 and December 31, 2013 was 6,39% p.a. The liability is periodically updated based on this discount rate plus the inflation index (IGPM) for the period.

Changes in the provision for asset retirement obligation are as follows:

	September 30, 2014	December 31, 2013
	(unaudited)
Balance at beginning of the period	2,644	2,748
Increase expense (i)	134	201
Settlement in the current period	(25)	(40)
Revisions in estimated cash flows	27	15
Translation adjustments	(83)	(276)
Transfer to held for sale	—	(4)
Balance at end of the period	2,697	2,644

Current	143	96
Non-current	2,554	2,548
	2,697	2,644

(i) In Nine-month ended of 2013, US$153.

18.                               Provision for litigation

Vale is party to labor, civil, tax and other ongoing lawsuits and is discussing these issues both administratively and on court.  When applicable, these lawsuits are supported by judicial deposits. Provisions for losses resulting from these processes are estimated and updated by the Company, supported by legal advice of the legal board of the Company and by its legal consultants.

	Three-month period ended (unaudited)
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance on June 30, 2013	678	234	704	41	1,657
Additions	2	45	56	—	103
Reversals	(11)	(5)	(44)	(1)	(61)
Payments	(54)	(12)	(17)	—	(83)
Indexation and interest	(15)	12	21	1	19
Translation adjustment	3	5	(5)	—	3
Net movements of the period	—	1	1	—	2
Transfer to held for sale	—	(11)	(27)	1	(37)
Balance on September 30, 2013	603	269	689	42	1,603

Balance on June 30, 2014	406	225	829	41	1,501
Additions	60	20	62	5	147
Reversals	(25)	(103)	(38)	—	(166)
Payments	(4)	—	(19)	(1)	(24)
Indexation and interest	(53)	24	30	40	41
Translation adjustment	(27)	(17)	(88)	(5)	(137)
Balance on September 30, 2014	357	149	776	80	1,362

	Nine-month period ended
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance on December 31, 2012	996	287	748	34	2,065
Additions	94	87	205	13	399
Reversals	(58)	(53)	(158)	(6)	(275)
Payments	(437)	(17)	(63)	(2)	(519)
Indexation and interest	(61)	11	48	5	3
Translation adjustment	—	(10)	(26)	1	(35)
Net movements of the period	—	2	(1)	—	1
Transfer to held for sale	—	(12)	(25)	1	(36)
Balance on September 30, 2013 (unaudited)	534	295	728	46	1,603

Balance on December 31, 2013	330	209	709	28	1,276
Additions	106	28	174	23	331
Reversals	(41)	(97)	(83)	(4)	(225)
Payments	(11)	(7)	(33)	(3)	(54)
Indexation and interest	(15)	22	48	38	93
Translation adjustment	(12)	(6)	(39)	(2)	(59)
Balance on September 30, 2014 (unaudited)	357	149	776	80	1,362

Provisions for tax litigation - The nature of tax contingencies balances refer basically to discussions on the basis of calculation of the Financial Compensation for Exploiting Mineral Resources (“CFEM”) as well as denials of compensation claims of credits in the settlement of federal taxes in Brazil, and mining taxes at our foreign subsidiaries. The other causes refer to the charges of Additional Port Workers Compensation (“AITP”) and questioning about the location for the purpose of assessment of Service Tax (“ISS”).

Provisions for civil litigation - Relates to the demands concerning contracts between Vale and unrelated service suppliers companies, requiring differences in amounts due to alleged losses that have occurred due to various economic plans, while other demands are related to accidents, actions damages and other demands.

Provisions for labor and social security litigation - Consist of lawsuits filed by employees and service suppliers, from employment relationships. The most recurring claims are related to payment of overtime, hours in intinere, and health and safety. The social security (“INSS”) contingencies are related to legal and administrative disputes between INSS and Vale due to applicability of compulsory social security charges.

In addition to those provisions and contingent liabilities, there are also judicial deposits. These court-ordered deposits are legally required and are monetarily updated and reported in non-current assets until a judicial decision to draw the deposit occurs, in case of a non-favorable decision to Vale. Judicial deposits are as follows:

	September 30, 2014	December 31, 2013
	(unaudited)
Tax litigations	397	433
Civil litigations	240	176
Labor litigations	874	870
Environmental litigations	1	11
Total	1,512	1,490

The Company discusses, at administrative and judicial levels, claims where the expectation of loss is classified as possible and considers that there is no need to recognize a provision, based on legal support. These possible contingent liabilities are as follows:

	September 30, 2014	December 31, 2013
	(unaudited)
Tax litigation	4,974	3,789
Civil litigation	1,451	1,219
Labor litigation	2,088	2,271
Environmental litigation	1,197	1,343
Total	9,710	8,622

The categories of contingent liabilities in the table above, include the following:

Tax litigation—The most significant claims relate to pending challenges by the Brazilian federal tax authority concerning the deductibility of Brazilian social contribution payments for income tax purposes (approximately US$2,067) and demands by Brazilian state tax authorities for additional payments of the value-added tax on services and circulation of goods (“ICMS”) in relation to our use of ICMS credits from sales and energy transmission.

Civil litigation—Most of these claim have been filed by suppliers for indemnification under construction contracts, primarily relating to certain alleged damages, payments and contractual penalties. A number of other claims involve disputed contractual terms for inflation indexation.

Labor litigation—These claims represent a very large number of individual claims by (i) employees and service providers, primarily involving demands for additional compensation for overtime work, time spent commuting or health and safety conditions; and (ii) the Brazilian federal social security administration (“INSS”) regarding contributions on compensation programs based on our profits.

Environmental litigation—The most significant claims concern alleged procedural deficiencies in licensing processes, non-compliance with existing environmental licenses or damage to the environment.

The proceedings referred to above are subject to significant uncertainty in relation to the amount in dispute and the timing for resolution.

19.                               Income taxes settlement program (“REFIS”)

In November 2013, The Company elected to participate in a corporate Income Tax Settlement Program (“REFIS”) for payment of amounts relating to income tax and social contribution on the net income of its non-Brazilian subsidiaries and affiliates from 2003 to 2012.

During 2014, we paid US$383, and on September 30, 2014, the balance of US$6,803 (US$483 in current and US$6,320 in non-current) is due in 169 monthly installments, bearing interest at the Selic rate.

20.                               Income taxes

We analyze the potential tax impact associated with undistributed earnings of each of our subsidiaries and affiliates. As described in Note 19, in 2013 we entered into the Brazilian REFIS program to pay the amounts related to the collection of income taxes on equity gain on foreign subsidiaries and affiliates from 2003 to 2012 and therefore, the repatriation of these earnings would have no Brazilian tax consequences. In 2013, we recognized an equity loss on foreign subsidiaries.

The income of the Company is subject to the common system of taxation applicable to companies in general. The net deferred balances were as follows:

	Three-month period ended (unaudited)
	Assets	Liabilities	Total
Balance on June 30, 2013	4,246	3,214	1,032
Net income effect	459	(51)	510
Translation adjustment for the period	(16)	(17)	1
Other comprehensive income	3	45	(42)
Net effect of discontinued operations of the period	—	(84)	84
Balance on September 30, 2013	4,692	3,107	1,585

Balance on June 30, 2014	4,390	3,363	1,027
Net income effect	244	(14)	258
Translation adjustment for the period	(338)	(104)	(234)
Other comprehensive income	9	10	(1)
Balance on September 30, 2014	4,305	3,255	1,050

	Nine-month period ended
	Assets	Liabilities	Total
Balance on December 31, 2012	4,058	3,386	672
Net income effect	872	(131)	1,003
Translation adjustment for the period	(315)	(106)	(209)
Other comprehensive income	77	44	33
Net effect of discontinued operations of the period	—	(86)	86
Balance on September 30, 2013 (unaudited)	4,692	3,107	1,585

Balance on December 31, 2013	4,523	3,228	1,295
Net income effect	(181)	74	(255)
Transfer from held for sale	63	—	63
Translation adjustment for the period	(128)	(101)	(27)
Other comprehensive income	28	54	(26)
Balance on September 30, 2014 (unaudited)	4,305	3,255	1,050

Deferred tax assets arising from tax losses, negative social contribution basis and temporary differences are registered taking into consideration the analysis of future performance, based on economic and financial projections, prepared based on internal assumptions and macroeconomic, trade and tax scenarios that may suffer changes in future.

The income tax in Brazil comprises the taxation on income and social contribution on profit. The statutory rate applicable in the period presented is 34%. In other countries where we have operations we are subject to various rates, depending on jurisdiction.

The total amount presented as income taxes in the Statement of Income is reconciled to the rate established by law, as follows:

	(unaudited)
	Three-month period ended		Nine-month period ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013

Net income before income taxes	(1,751)	4,364	4,002	8,707
Income taxes at statutory rates - 34%	595	(1,484)	(1,361)	(2,960)
Adjustments that affect the basis of taxes:
Income tax benefit from interest on stockholders’ equity	290	274	865	891
Tax incentives	(42)	94	137	206
Results of overseas companies taxed by different rates which differs from the parent company rate	(421)	132	(839)	46
Results of equity investments	12	44	161	120
Undeductible impairment	—	—	(171)	—
Constitution/reversal for tax loss carryforward	—	(46)	(113)	119
Other	(111)	86	(348)	(178)
Income taxes on the profit for the period	323	(900)	(1,669)	(1,756)

21.                               Employee benefits obligations

The Company had announced on its year end 2013 financial statements that it expects to contribute US$354 to its pension plan during 2014. As of September 30, 2014 it had contributed US$277. No significant changes are expected in relation to the estimate disclosed in the financial statements for the year ended December 31, 2013.

a)                                     Employee postretirements obligations

Reconciliation of assets and liabilities in Balance Sheet

				Total
	Consolidated			Consolidated
	September 30, 2014 (unaudited)			December 31, 2013
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Ceiling recognition of an asset (ceiling) / onerous liability
Beginning of the period	1,191	—	—	844	—	—
Interest income	—	—	—	71	—	—
Changes in asset ceiling/ onerous liability	286	—	—	422	—	—
Effect of exchange rate changes	(72)	—	—	(146)	—	—
Ended of the period	1,405	—	—	1,191	—	—

Amount recognized in the balance sheet
Present value of actuarial liabilities	(4,059)	(4,186)	(1,643)	(4,080)	(4,406)	(1,693)
Fair value of assets	5,464	3,752	—	5,271	3,804	—
Effect of the asset ceiling	(1,405)	—	—	(1,191)	—	—
Assets (liabilities) to be provisioned	—	(434)	(1,643)	—	(602)	(1,693)

Current liabilities	—	(7)	(90)	—	(9)	(88)
Non-current liabilities	—	(427)	(1,553)	—	(593)	(1,605)
Assets (liabilities) to be provisioned	—	(434)	(1,643)	—	(602)	(1,693)

Costs recognized in the Income Statements for the period:

	Three-month period ended (unaudited)
	September 30, 2014			September 30, 2013
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Current service cost	7	20	8	—	30	10
Interest on actuarial liabilities	123	30	25	68	94	24
Interest income on plan assets	(162)	(39)	—	(84)	(81)	—
Effect of the asset ceiling	37	—	—	16	—	—
Total cost, net	5	11	33	—	43	34

	Nine-month period ended (unaudited)
	September 30, 2014			September 30, 2013
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Current service cost	22	51	23	—	95	33
Interest on actuarial liabilities	366	134	75	222	310	75
Interest income on plan assets	(446)	(116)	—	(276)	(253)	—
Effect of the asset ceiling	75	—	—	54	—	—
Total cost, net	17	69	98	—	152	108

Costs recognized in the Statement of Comprehensive Income for the period

	Three-month period ended (unaudited)
	September 30, 2014			September 30, 2013
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Beginning of the period	(124)	(284)	(199)	(3)	(1,044)	(367)
Return on plan assets (excluding interest income)	(10)	14	12	51	97	5
Change of asset ceiling / costly liabilities (excluding interest income)	1	(13)	—	(51)	—	—
	(9)	1	12	—	97	5
Deferred income tax	3	(3)	(3)	—	(30)	(4)
Others comprehensive income	(6)	(2)	9	—	67	1
Conversion effect	13	—	4	—	—	—
Transfers/ disposal	—	—	—	—	—	2
Accumulated other comprehensive income	(117)	(286)	(186)	(3)	(977)	(364)

	Nine-month period ended (unaudited)
	September 30, 2014			September 30, 2013
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Beginning of the period	(94)	(395)	(196)	(3)	(964)	(381)
Return on plan assets (excluding interest income)	7	194	12	195	(68)	10
Change of asset ceiling / costly liabilities (excluding interest income)	(50)	(53)	—	(195)	—	—
	(43)	141	12	—	(68)	10
Deferred income tax	15	(36)	(3)	—	33	(6)
Others comprehensive income	(28)	105	9	—	(35)	4
Conversion effect	5	4	1	—	—	—
Transfers/ disposal	—	—	—	—	22	13
Accumulated other comprehensive income	(117)	(286)	(186)	(3)	(977)	(364)

b)                                     Incentive plan in results

The Company has a “Participation in Results Program” (“PPR”) measured on the evaluation of individual and collective performance of its employees.

The PPR is calculated individually according to the achievement of goals previously established using indicators for the: performances of the Company, business unit, team and individual. The contribution of each performance unit to the performance scores of the employees is discussed and agreed each year, between the Company and the unions.

The Company accrued expenses/costs related to participation in the results as follow:

	(unaudited)
	Three-month period ended		Nine-month period ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Operational expenses	66	66	114	151
Cost of goods sold and services rendered	107	123	315	309
Total	173	189	429	460

c)                                      Long-term stock option compensation plan

The terms, assumptions, calculation methods and the accounting treatment applied to the Long-term Incentive Plan (“ILP”) is the same as presented in financial statements for the year end December 31, 2013. The total number of shares subject to the Long Term Compensation Plan on September 30, 2014 and December 31, 2013 are 7.379.058 and 6,214,288, and total expense/cost recorded of US$104 and US$84, respectively on result.

22.                               Classification of financial instruments

The classification of financial assets and liabilities is as follows:

	September 30, 2014 (unaudited)
	Loans and receivables (a)	At fair value through profit or loss (b)	Derivatives designated as hedge (c)	Total
Financial assets
Current
Cash and cash equivalents	7,882	—	—	7,882
Short-term investments	450	—	—	450
Derivative financial instruments	—	144	—	144
Accounts receivable	3,359	—	—	3,359
Related parties	286	—	—	286
	11,977	144	—	12,121
Non-current
Related parties	186	—	—	186
Loans and financing agreements	246	—	—	246
Derivative financial instruments	—	116	—	116
	432	116	—	548
Total of Assets	12,409	260	—	12,669

Financial liabilities
Current
Suppliers and contractors	4,067	—	—	4,067
Derivative financial instruments	—	622	74	696
Loans and financing	2,041	—	—	2,041
Related parties	130	—	—	130
	6,238	622	74	6,934
Non-current
Derivative financial instruments	—	1,304	4	1,308
Loans and financing	27,245	—	—	27,245
Related parties	112	—	—	112
Participative stockholders’ debentures	—	2,013	—	2,013
Others (d)	—	132	—	132
	27,357	3,449	4	30,810
Total of Liabilities	33,595	4,071	78	37,744

(a) Non-derivative financial instruments with identifiable cash flow.

(b) Financial instruments for trading in short-term.

(c) See Note 24a.

(d) See Note 23a.

	December 31, 2013
	Loans and receivables (a)	At fair value through profit or loss (b)	Derivatives designated as hedge (c)	Available for sale	Total
Financial assets
Current
Cash and cash equivalents	5,321	—	—	—	5,321
Short-term investments	3	—	—	—	3
Derivative financial instruments	—	196	5	—	201
Accounts receivable	5,703	—	—	—	5,703
Related parties	261	—	—	—	261
	11,288	196	5	—	11,489
Non-current
Related parties	108	—	—	—	108
Loans and financing agreements	241	—	—	—	241
Derivative financial instruments	—	140	—	—	140
Others	—	—	—	5	5
	349	140	—	5	494
Total of Assets	11,637	336	5	5	11,983

Financial liabilities
Current
Suppliers and contractors	3,772	—	—	—	3,772
Derivative financial instruments	—	199	39	—	238
Loans and financing	1,775	—	—	—	1,775
Related parties	205	—	—	—	205
	5,752	199	39	—	5,990
Non-current
Derivative financial instruments	—	1,480	12	—	1,492
Loans and financing	27,670	—	—	—	27,670
Related parties	5	—	—	—	5
Participative stockholders’ debentures	—	1,775	—	—	1,775
	27,675	3,255	12	—	30,942
Total of Liabilities	33,427	3,454	51	—	36,932

(a) Non-derivative financial instruments with identifiable cash flow.

(b) Financial instruments for trading in short-term.

(c) See Note 24a.

23.                               Fair Value Estimate

The Company considered the same assumptions and calculation methods as presented on the financial statements for the year ended December 31, 2013, to measure the fair value of assets and liabilities for the period.

a)                                     Assets and liabilities measured and recognized at fair value:

	September 30, 2014 (unaudited)	December 31, 2013
	Level 2 (i)	Level 2 (i)
Financial Assets
Current
Derivatives at fair value through profit or loss	144	196
Derivatives designated as hedge	—	5
	144	201
Non-Current
Derivatives at fair value through profit or loss	116	140
	116	140
Total of Assets	260	341

Financial Liabilities
Current
Derivatives at fair value through profit or loss	622	199
Derivatives designated as hedge	74	39
	696	238
Non-Current
Derivatives at fair value through profit or loss	1,304	1,480
Derivatives designated as hedge	4	12
Participative stockholders’ debentures	2,013	1,775
Others (ii)	132	—
	3,453	3,267
Total of Liabilities	4,149	3,505

(i) No classification according to levels 1 and 3.

(ii) Refers to the minimum return instrument held by Brookfield that under certain conditions, can generate a disbursement obligation to Vale at the end of the sixth year of the completion of the acquisition of interest in VLI (Note 7b).

b)                                     Fair value measurement compared to book value

For loans allocated to Level 1 market approach to the contracts listed on the secondary market is the evaluation method used to estimate debt fair value. For loans allocated Level 2, the fair value for both fixed-indexed rate debt and floating rate debt is determined by the discounted cash flow using the future values of the LIBOR and the curve of Vale’s Bonds (income approach).

The fair values and carrying amounts of non-current loans (net of interest) are shown in the table below:

	September 30, 2014 (unaudited)
	Balance	Fair value (ii)	Level 1	Level 2
Financial liabilities
Loans (long term) (i)	28,881	31,205	16,967	14,238

(i) Net interest of US$405

(ii) No classification according to level 3.

	December 31, 2013
	Balance	Fair value (ii)	Level 1	Level 2
Financial liabilities
Loans (long term) (i)	28,996	30,005	15,964	14,041

(i) Net interest of US$449

(ii) No classification according to level 3.

24.                               Derivative financial instruments

a)                                     Derivatives effects on Balance Sheet

	Assets
	September 30, 2014 (unaudited)		December 31, 2013
	Current	Non-current	Current	Non-current
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	121	7	174	—
IPCA swap	9	1	—	—
Eurobonds swap	—	78	13	101
Pre dollar swap	3	—	5	—
	133	86	192	101
Commodities price risk
Nickel:
Nickel fixed price program	11	2	4	—
	11	2	4	—
Warrants
SLW options (Note 29)	—	28	—	39
	—	28	—	39
Derivatives designated as hedge (cash flow hedge)
Bunker Oil	—	—	5	—
	—	—	5	—
Total	144	116	201	140

	Liabilities
	September 30, 2014 (unaudited)		December 31, 2013
	Current	Non-current	Current	Non-current
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	551	1,099	185	1,369
IPCA swap	—	33	—	—
Eurobonds swap	7	61	1	—
Pre dollar swap	4	110	1	110
	562	1,303	187	1,479
Commodities price risk
Nickel:
Nickel fixed price program	14	1	3	—
Bunker oil	46	—	9	—
	60	1	12	—
Embedded derivatives
Gas Oman	—	—	—	1
	—	—	—	1
Derivatives designated as hedge (cash flow hedge)
Bunker oil	48	—	12	—
Foreign exchange	26	4	27	12
	74	4	39	12
Total	696	1,308	238	1,492

b)                                     Derivatives effects in the Statement of Income, Cash Flow and Other Comprehensive Income

	Three-month period ended (unaudited)
	Amount of gain or(loss) recognized as financial income (expense)		Financial settlement inflows/ (Outflows)		Amount of gain (loss) recognized in OCI
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	(565)	12	37	27	—	—
IPCA swap	(40)	—	—	—	—	—
Eurobonds swap	(99)	57	—	4	—	—
Pre dollar swap	(36)	—	2	—	—	—
	(740)	69	39	31	—	—
Commodities price risk
Nickel:
Nickel fixed price program	8	(2)	3	(1)	—	—
Bunker oil	(58)	48	6	(26)	—	—
	(50)	46	9	(27)	—	—
Warrants
SLW options (Note 29)	(25)	20	—	—	—	—
	(25)	20	—	—	—	—
Embedded derivatives
Gas Oman	—	3	—	—	—	—
	—	3	—	—	—	—
Derivatives designated as hedge (cash flow hedge)
Bunker Oil	(2)	(17)	(2)	(17)	(60)	12
Foreign exchange	(10)	(4)	(10)	(4)	(5)	22
	(12)	(21)	(12)	(21)	(65)	34
Total	(827)	117	36	(17)	(65)	34

	Nine-month period ended (unaudited)
	Amount of gain or(loss) recognized as financial income (expense)		Financial settlement inflows/ (Outflows)		Amount of gain or (loss) recognized in OCI
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	(40)	(655)	160	202	—	—
IPCA swap	(24)	—	—	—	—	—
Eurobonds swap	(92)	58	10	(5)	—	—
Pre dollar swap	(3)	(38)	7	14	—	—
	(159)	(635)	177	211	—	—
Commodities price risk
Nickel:
Nickel fixed price program	4	—	7	(3)	—	—
Bunker oil	(40)	(72)	(2)	(36)	—	—
	(36)	(72)	5	(39)	—	—
Warrants
SLW options (Note 29)	(10)	(35)	—	—	—	—
	(10)	(35)	—	—	—	—
Embedded derivatives
Gas Oman	1	3	—	—	—	—
	1	3	—	—	—	—
Derivatives designated as hedge (cash flow hedge)
Bunker Oil	(11)	(30)	(11)	(30)	(41)	(36)
Strategic nickel	—	13	—	13	—	(13)
Foreign exchange	(32)	(4)	(32)	(4)	6	(19)
	(43)	(21)	(43)	(21)	(35)	(68)
Total	(247)	(760)	139	151	(35)	(68)

The maturities dates of the consolidated financial instruments are as follows:

Maturities dates
Currencies/ Interest Rates	July 2023
Gas Oman	April 2016
Nickel	June 2016
Copper	December 2014
Warrants	February 2023
Bunker Oil	September 2015

Additional information about derivative financial instruments

Value at risk computation methodology

The value at risk of the positions was measured using a delta-Normal parametric approach, which considers that the future distribution of the risk factors - and its correlations - tends to present the same statistic properties verified in the historical data. The value at risk of Vale’s derivatives current positions was estimated considering one business day time horizon and a 95% confidence level.

Contracts subjected to margin calls

Vale has contracts subject to margin calls only for part of nickel trades executed by its wholly-owned subsidiary Vale Canada. There was not cash amount deposited for margin call on September 30, 2014.

Initial cost of contracts

The financial derivatives negotiated by Vale and its controlled companies described in this document didn’t have initial costs (initial cash flow) associated.

The following tables show as of September 30, 2014, the derivatives positions for Vale and controlled companies with the following information: notional amount, fair value (considering counterparty credit risk)(1), gains or losses in the period, value at risk and the fair value for the remaining years of the operations per each group of instruments.

Foreign exchange and interest rates derivative positions

Protection program for the Real denominated debt indexed to CDI

•                  CDI vs. US$ fixed rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows from debt instruments denominated in BRL linked to CDI to US$. In those swaps, Vale pays fixed rates in US$ and receives payments linked to CDI.

•                  CDI vs. US$ floating rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows from debt instruments denominated in BRL linked to CDI to US$. In those swaps, Vale pays floating rates in US$ (Libor — London Interbank Offered Rate) and receives payments linked to CDI.

US$ Million

	Notional ($ million)						Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
	September 30,						September 30,			September 30,
Flow	2014		December 31, 2013		Index	Average rate	2014	December 31, 2013	September 30, 2014	2014	2014	2015	2016	2017

CDI vs. fixed rate swap
Receivable	R$	5,496	R$	5,096	CDI	108.35%	2,372	2,391	191
Payable	US$	2,768	US$	2,603	US$+	3.71%	(2,853)	(2,799)	(111)
Net							(481)	(408)	80	31	(22)	(124)	(276)	(59)
Adjusted Net for credit risk							(483)	(411)			(22)	(125)	(277)	(59)

CDI vs. floating rate swap
Receivable	R$	428	R$	428	CDI	103.50%	178	190	17
Payable	US$	250	US$	250	Libor +	0.99%	(251)	(254)	(3)
Net							(73)	(64)	14	2	—	(73)	—	—
Adjusted Net for credit risk							(73)	(64)			—	(73)	—	—

Type of contracts: OTC Contracts

Protected item: Debts linked to BRL

The protected items are the debt instruments linked to BRL once the objective of this protection is to transform the obligations linked to BRL into obligations linked to US$ so as to achieve a currency offset by matching Vale’s receivables (mainly linked to US$) with Vale’s payables.

(1)  The “Adjusted net/total for credit risk” considers the adjustments for credit (counterparty) risk calculated for the instruments, in accordance with International Financial Reporting Standard 13 (CPC 46).

Protection program for the real denominated debt indexed to TJLP

•                  TJLP vs. US$ fixed rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows of the loans with Banco Nacional de Desenvolvimento Econômico e Social (BNDES) from TJLP(2) to US$. In those swaps, Vale pays fixed rates in US$ and receives payments linked to TJLP.

•                  TJLP vs. US$ floating rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows of the loans with BNDES from TJLP to US$. In those swaps, Vale pays floating rates in US$ and receives payments linked to TJLP.

US$ Million

	Notional ($ million)					Average	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	September 30, 2014		December 31, 2013		Index	rate	September 30, 2014	December 31, 2013	September 30, 2014	September 30, 2014	2014	2015	2016	2017-2023

Swap TJLP vs. fixed rate swap
Receivable	R$	6,079	R$	6,456	TJLP +	1.37%	2,215	2,401	291
Payable	US$	3,089	US$	3,310	USD +	1.98%	(3,027)	(3,172)	(243)
Net							(812)	(771)	48	95	(58)	(70)	(126)	(558)
Adjusted Net for credit risk							(859)	(803)			(58)	(71)	(128)	(602)

Swap TJLP vs. floating rate swap
Receivable	R$	608	R$	615	TJLP +	0.88%	215	224	18
Payable	US$	346	US$	350	Libor +	-1.15%	(319)	(324)	(12)
Net							(104)	(100)	6	8	(44)	2	(2)	(60)
Adjusted Net for credit risk							(105)	(102)			(44)	2	(2)	(61)

Type of contracts: OTC Contracts

Protected item: Debts linked to BRL

The protected items are the debt instruments linked to BRL once the objective of this protection is to transform the obligations linked to BRL into obligations linked to US$ so as to achieve a currency offset by matching Vale’s receivables (mainly linked to US$) with Vale’s payables.

Protection program for the Real denominated fixed rate debt

•                  BRL fixed rate vs. US$ fixed rate swap: In order to reduce the cash flow volatility, Vale entered into a swap transactions to convert the cash flows from loans rate with Banco Nacional de Desenvolvimento Econômico e Social (BNDES) in BRL linked to fixed rate to US$ linked to fixed. In those swaps, Vale pays fixed rates in US$ and receives fixed rates in BRL.

US$ Million

	Notional ($ million)						Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
	September 30,						September 30,			September 30,
Flow	2014		December 31, 2013		Index	Average rate	2014	December 31, 2013	September 30, 2014	2014	2014	2015	2016	2017 - 2023

R$ fixed rate vs. US$ fixed rate swap
Receivable	R$	764	R$	824	Fix	4.48%	274	309	44
Payable	US$	411	US$	446	US$-	-1.15%	(382)	(411)	(38)
Net							(108)	(102)	6	9	0	(23)	(63)	(22)
Adjusted Net for credit risk							(111)	(106)			0	(23)	(64)	(24)

Type of contracts: OTC Contracts

Protected item: Debts linked to BRL

The protected items are the debt instruments linked to BRL once the objective of this protection is to transform the obligations linked to BRL into obligations linked to US$ so as to achieve a currency offset by matching Vale’s receivables (mainly linked to US$) with Vale’s payables.

(2)  Due to TJLP derivatives market liquidity constraints, some swap trades were done through CDI equivalency.

Protection program for the Real denominated debt indexed to IPCA

•                  IPCA vs. US$ fixed rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows from debt instruments denominated in BRL linked to IPCA into US$ on the debenture contracts issued by Vale in 2014 with a notional amount of BRL 1 billion. In those swaps, Vale pays fixed rates in US$ and receives payments linked to IPCA.

US$ Million

	Notional ($ million)					Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
	September 30,					September 30,			September 30,
Flow	2014		December 31, 2013	Index	Average rate	2014	December 31, 2013	September 30, 2014	2014	2014	2015	2016	2017 - 2021

IPCA vs. US$ fixed rate swap
Receivable	R$	1,000	—	IPCA +	6.55%	447	—	—
Payable	US$	434	—	US$+	3.98%	(470)	—	—
Net						(23)	—	—	97	—	8	8	(39)
Adjusted Net for credit risk						(24)	—			—	8	8	(40)

Type of contracts: OTC Contracts

Protected item: Debts linked to BRL

The protected items are the debt instruments linked to BRL once the objective of this protection is to transform the obligations linked to BRL into obligations linked to US$ so as to achieve a currency offset by matching Vale’s receivables (mainly linked to US$) with Vale’s payables.

Protection program for Euro denominated debt

•                  EUR fixed rate vs. US$ fixed rate swap: In order to hedge the cash flow volatility, Vale entered into a swap transaction to convert the cash flows from debts in Euros linked to fixed rate to US$ linked to fixed rate. This trade was used to convert the cash flows of part of debts in Euros, each one with a notional amount of € 750 million, issued in 2010 and 2012 by Vale. Vale receives fixed rates in Euros and pays fixed rates in US$.

US$ Million

	Notional ($ million)						Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
						Average				September 30,
Flow	September 30, 2014		December 31, 2013		Index	rate	September 30, 2014	December 31, 2013	September 30, 2014	2014	2014	2015	2016 - 2023

Receivable		€1,000		€1,000	EUR	4.063%	1,475	1,530	706
Payable	US$	1,302	US$	1,288	US$	4.511%	(1,460)	(1,411)	(696)
Net							15	119	10	22	—	(7)	22
Adjusted Net for credit risk							10	113			—	(7)	17

Type of contracts: OTC Contracts

Protected item: Vale’s Debt linked to EUR

The P&L shown in the table above is offset by the hedged items’ P&L due to EUR/US$ exchange rate.

Foreign exchange hedging program for disbursements in Canadian dollars

•                  Canadian Dollar Forward — In order to reduce the cash flow volatility, Vale entered into forward transactions to mitigate the foreign exchange exposure that arises from the currency mismatch between the revenues denominated in US$ and the disbursements denominated in Canadian Dollars.

US$ Million

	Notional ($ million)						Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
	September 30,					Average rate	September 30,			September 30,
Flow	2014		December 31, 2013		Buy/ Sell	(CAD/USD)	2014	December 31, 2013	September 30, 2014	2014	2014	2015	2016

Forward	CAD	327	CAD	786	B	1.022	(30)	(38)	—	2	(9)	(20)	(1)
Adjusted total for credit risk							(30)	(39)			(9)	(20)	(1)

Type of contracts: OTC Contracts

Hedged item: part of disbursements in Canadian Dollars

The P&L shown in the table above is offset by the hedged items’ P&L due to CAD/US$ exchange rate.

Commodity derivative positions

The Company’s cash flow is also exposed to several market risks associated to global commodities price volatilities. To offset these volatilities, Vale contracted the following derivatives transactions:

Nickel purchase protection program

In order to reduce the cash flow volatility and eliminate the mismatch between the pricing of the purchased nickel (concentrate, cathode, sinter and others) and the pricing of the final or original product sold to our clients, hedging transactions were implemented. The trades are usually implemented by the sale and/or buy of nickel forward or future contracts at LME or over-the-counter operations.

US$ Million

	Notional (ton)			Average	Fair value		Realized Gain/Loss	Value at Risk	Fair
				Strike				September 30,	value
Flow	September 30, 2014	December 31, 2013	Buy/ Sell	(US$/ton)	September 30, 2014	December 31, 2013	September 30, 2014	2014	2014

Nickel Futures	132	168	S	18,582	0.30	0.03	(1.18)	0.05	0.30
Adjusted total for credit risk					0.30	0.03			0.30

Type of contracts: LME contracts and OTC contracts

Protected item: part of Vale’s revenues linked to nickel price.

The P&L shown in the table above is offset by the protected items’ P&L due to nickel price.

Nickel fixed price program

In order to maintain the revenues exposure to nickel price fluctuations, we entered into derivatives to convert to floating prices all contracts with clients that required a fixed price. These trades aim to guarantee that the prices of these operations would be the same of the average prices negotiated in LME in the date the product is delivered to the client. It normally involves buying nickel forwards (over-the-counter) or futures (exchange negotiated). Those operations are usually reverted before the maturity in order to match the settlement dates of the commercial contracts in which the prices are fixed.

US$ Million

	Notional (ton)				Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	September 30, 2014	December 31, 2013	Buy/ Sell	Average Strike (US$/ton)	September 30, 2014	December 31, 2013	September 30, 2014	September 30, 2014	2014	2015	2016

Nickel Futures	9,506	6,317	B	17,920	(15)	(2)	10	4	(2)	(12)	(1)
Adjusted total for credit risk					(15)	(2)			(2)	(12)	(1)

Type of contracts: LME contracts and OTC contracts

Protected item: part of Vale’s revenues linked to fixed price sales of nickel.

The P&L shown in the table above is offset by the protected items’ P&L due to nickel price.

Copper scrap purchase protection program

This program was implemented in order to reduce the cash flow volatility due to the quotation period mismatch between the pricing period of copper scrap purchase and the pricing period of final products sale to the clients, as the copper scrap combined with other raw materials or inputs to produce copper for the final clients. This program usually is implemented by the sale of forwards or futures at LME or over-the-counter operations.

US$ Million

	Notional (lbs)				Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
	September 30,			Average Strike	September 30,			September 30,
Flow	2014	December 31, 2013	Buy/ Sell	(US$/lbs)	2014	December 31, 2013	September 30, 2014	2014	2014

Forward	601,200	1,101,029	S	3.16	0.09	(0.14)	0.04	0.03	0.09
Adjusted total for credit risk					0.09	(0.14)			0.09

Type of contracts: OTC contracts

Protected item: of Vale’s revenues linked to copper price.

The P&L shown in the table above is offset by the protected items’ P&L due to copper price.

Bunker Oil purchase protection program

In order to reduce the impact of bunker oil price fluctuation on Vale’s maritime freight hiring/supply and consequently reducing the company’s cash flow volatility, bunker oil derivatives were implemented. These transactions are usually executed through forward purchases and zero cost-collars.

US$ Million

	Notional (ton)				Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
	September 30,			Average Strike	September 30,			September 30,
Flow	2014	December 31, 2013	Buy/ Sell	(US$/ton)	2014	December 31, 2013	September 30, 2014	2014	2014

Forward	1,287,500	—	B	586	(43)	—	2	6	(43)
Adjusted total for credit risk					(43)	—			(43)

Type of contracts: OTC Contracts

Protected item: part of Vale’s costs linked to bunker oil price

The P&L shown in the table above is offset by the protected items’ P&L due to bunker oil price.

Bunker Oil purchase hedging program

In order to reduce the impact of bunker oil price fluctuation on Vale’s maritime freight hiring/supply and consequently reducing the company’s cash flow volatility, bunker oil derivatives were implemented. These transactions are usually executed through forward purchases and zero cost-collars.

US$ Million

	Notional (ton)				Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
	September 30,			Average Strike	September 30,			September 30,
Flow	2014	December 31, 2013	Buy/ Sell	(US$/ton)	2014	December 31, 2013	September 30, 2014	2014	2014	2015

Forward	1,276,500	1,590,000	B	588	(41)	(3)	(12)	6	(38)	(3)
Adjusted total for credit risk					(41)	(3)			(38)	(3)

Type of contracts: OTC contracts

Protected item: part of Vale’s costs linked to bunker oil price

The P&L shown in the table above is offset by the protected items’ P&L due to bunker oil price.

Sale of part of future gold production (copper subproduct)

The company has definitive contracts with Silver Wheaton Corp. (SLW), a Canadian company with stocks negotiated in Toronto Stock Exchange and New York Stock Exchange, to sell 25% of gold payable flows produced as a sub product from Salobo copper mine during its life and 70% of gold payable flows produced as a sub product from some nickel mines in Sudbury during 20 years. For this transaction the payment was realized part in cash (US$ 1.9 billion) and part as 10 million of SLW warrants, where this last part configures an American call option.

US$ Million

	Notional (quantity)				Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
				Average Strike				September 30,
Flow	September 30, 2014	December 31, 2013	Buy/ Sell	(US$/stock)	September 30, 2014	December 31, 2013	September 30, 2014	2014	2023

Call Option	10,000,000	10,000,000	B	65	29	40	—	3	29
Adjusted total for credit risk					28	40			28

Embedded derivative positions

The Company’s cash flow is also exposed to several market risks associated to contracts that contain embedded derivatives or derivative-like features. From Vale’s perspective, it may include, but is not limited to, commercial contracts, procurement contracts, rental contracts, bonds, insurance policies and loans. The following embedded derivatives were observed in September 30, 2014:

Raw material and intermediate products purchase

Nickel concentrate and raw materials purchase agreements, in which there are provisions based on nickel and copper future prices behavior. These provisions are considered as embedded derivatives.

US$ Million

								Value at Risk
	Notional (ton)			Average Strike	Fair value		Realized Gain/Loss	September 30,	Fair value by year
Flow	September 30, 2014	December 31, 2013	Buy/ Sell	(US$/ton)	September 30, 2014	December 31, 2013	September 30, 2014	2014	2014

Nickel Forwards	3,356	2,111		18,564	(1.6)	0.04	10.7		(1.6)
			S
Copper Forwards	5,449	6,277		6,974	(0.7)	0.35	0.3		(0.7)
Total					(2.4)	0.39	11.0	2	(2.4)

Gas purchase for pelletizing company in Oman

Our subsidiary Vale Oman Pelletizing Company LLC has a natural gas purchase agreement in which there´s a clause that defines that a premium can be charged if pellet prices trades above a pre-defined level. This clause is considered as an embedded derivative.

US$ Million

				Average
	Notional (volume/month)			Strike	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	September 30, 2014	December 31, 2013	Buy/ Sell	(US$/ton)	September 30, 2014	December 31, 2013	September 30, 2014	September 30, 2014	2014	2015	2016
Call Options	746,667	746,667	S	179.36	(0.2)	(1.5)	—	0.3	0	(0.1)	(0.1)

a)             Market curves

To build the curves used on the pricing of the derivatives, public data from BM&F, Central Bank of Brazil, London Metals Exchange (LME) and proprietary data from Thomson Reuters and Bloomberg were used.

1. Commodities

Nickel

Maturity	Price (US$/ton)	Maturity	Price (US$/ton)	Maturity	Price (US$/ton)
SPOT	16,505.00	MAR15	16,384.78	SEP15	16,459.80
OCT14	16,266.11	APR15	16,406.65	SEP16	16,410.92
NOV14	16,291.46	MAY15	16,424.57	SEP17	16,299.97
DEC14	16,315.97	JUN15	16,436.36	SEP18	16,237.79
JAN15	16,340.42	JUL15	16,446.14
FEB15	16,361.57	AUG15	16,456.00
		SEP15

Copper

Maturity	Price (US$/lb)	Maturity	Price (US$/lb)	Maturity	Price (US$/lb)
SPOT	3.01	MAR15	3.02	SEP15	3.01
OCT14	3.04	APR15	3.02	SEP16	2.99
NOV14	3.03	MAY15	3.01	SEP17	2.97
DEC14	3.03	JUN15	3.01	SEP18	2.95
JAN15	3.02	JUL15	3.01
FEB15	3.02	AUG15	3.01

Bunker Oil

Maturity	Price (US$/ton)	Maturity	Price (US$/ton)	Maturity	Price (US$/ton)
SPOT	560.89	MAR15	544.29	SEP15	546.34
OCT14	550.97	APR15	544.51	SEP16	547.49
NOV14	542.10	MAY15	544.75	SEP17	546.14
DEC14	540.79	JUN15	545.19	SEP18	549.78
JAN15	542.74	JUL15	545.65
FEB15	543.53	AUG15	546.11

2. Rates

US$-Brazil Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
11/03/14	0.98	01/02/17	2.27	07/01/19	3.44
12/01/14	0.95	04/03/17	2.39	10/01/19	3.54
01/02/15	1.19	07/03/17	2.52	01/02/20	3.60
04/01/15	1.27	10/02/17	2.66	04/01/20	3.68
07/01/15	1.47	01/02/18	2.77	07/01/20	3.76
10/01/15	1.62	04/02/18	2.90	01/04/21	3.91
01/04/16	1.78	07/02/18	3.05	07/01/21	4.11
04/01/16	1.92	10/01/18	3.13	01/03/22	4.32
07/01/16	2.02	01/02/19	3.24	01/02/23	4.66
10/03/16	2.16	04/01/19	3.34	01/02/24	4.88

US$ Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
1M	0.16	6M	0.32	11M	0.36
2M	0.20	7M	0.34	12M	0.37
3M	0.24	8M	0.35	2Y	0.83
4M	0.28	9M	0.35	3Y	1.33
5M	0.31	10M	0.36	4Y	1.75

TJLP

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
11/03/14	5.00	01/02/17	5.00	07/01/19	5.00
12/01/14	5.00	04/03/17	5.00	10/01/19	5.00
01/02/15	5.00	07/03/17	5.00	01/02/20	5.00
04/01/15	5.00	10/02/17	5.00	04/01/20	5.00
07/01/15	5.00	01/02/18	5.00	07/01/20	5.00
10/01/15	5.00	04/02/18	5.00	01/04/21	5.00
01/04/16	5.00	07/02/18	5.00	07/01/21	5.00
04/01/16	5.00	10/01/18	5.00	01/03/22	5.00
07/01/16	5.00	01/02/19	5.00	01/02/23	5.00
10/03/16	5.00	04/01/19	5.00	01/02/24	5.00

BRL Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
11/03/14	10.84	01/02/17	12.24	07/01/19	12.29
12/01/14	10.87	04/03/17	12.28	10/01/19	12.30
01/02/15	10.94	07/03/17	12.28	01/02/20	12.22
04/01/15	11.24	10/02/17	12.30	04/01/20	12.24
07/01/15	11.52	01/02/18	12.29	07/01/20	12.25
10/01/15	11.78	04/02/18	12.30	01/04/21	12.22
01/04/16	11.95	07/02/18	12.30	07/01/21	12.23
04/01/16	12.07	10/01/18	12.31	01/03/22	12.24
07/01/16	12.20	01/02/19	12.29	01/02/23	12.22
10/03/16	12.23	04/01/19	12.35	01/02/24	12.24

Implicit Inflation (IPCA)

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
11/03/14	6.76	01/02/17	6.58	07/01/19	6.10
12/01/14	6.79	04/03/17	6.49	10/01/19	6.09
01/02/15	6.86	07/03/17	6.40	01/02/20	6.01
04/01/15	7.15	10/02/17	6.33	04/01/20	6.01
07/01/15	7.42	01/02/18	6.27	07/01/20	6.02
10/01/15	7.66	04/02/18	6.23	01/04/21	5.97
01/04/16	7.31	07/02/18	6.20	07/01/21	5.97
04/01/16	7.08	10/01/18	6.17	01/03/22	5.96
07/01/16	6.92	01/02/19	6.13	01/02/23	5.92
10/03/16	6.73	04/01/19	6.17	01/02/24	5.91

EUR Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
1M	0.01	6M	0.14	11M	0.17
2M	0.03	7M	0.15	12M	0.18
3M	0.06	8M	0.16	2Y	0.19
4M	0.10	9M	0.16	3Y	0.25
5M	0.12	10M	0.17	4Y	0.33

CAD Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
1M	1.26	6M	1.37	11M	1.30
2M	1.26	7M	1.35	12M	1.29
3M	1.28	8M	1.33	2Y	1.46
4M	1.33	9M	1.32	3Y	1.69
5M	1.35	10M	1.31	4Y	1.90

Currencies - Ending rates

CAD/US$	0.8920	US$/BRL	2.4510	EUR/US$	1.2629

Sensitivity analysis(3)

We present below the sensitivity analysis for all derivatives outstanding positions as of September 30, 2014 given predefined scenarios for market risk factors behavior. The scenarios were defined as follows:

•                  Fair Value: the fair value of the financial instruments position as at September 30, 2014;

•                  Scenario I: Potencial change in fair value considering a 25% deterioration of market curves for main underlying market risk factors;

•                  Scenario II: Potencial change in fair value considering a 25% evolution of market curves for main underlying market risk factors;

•                  Scenario III: Potencial change in fair value considering a 50% deterioration of market curves for main underlying market risk factors;

•                  Scenario IV: Potencial change in fair value considering a 50% evolution of market curves for main underlying market risk factors;

Sensitivity analysis — Summary of the US$/BRL fluctuation — debt, cash investments and derivatives

Sensitivity analysis - Summary of the US$/BRL fluctuation	Amounts in US$ million

Program	Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV
Funding	Debt denominated in BRL	BRL fluctuation	—	—	—	—
Funding	Non hedged debt denominated in US$	BRL fluctuation	5,534	(5,534)	11,069	(11,069)
Cash Investments	Cash denominated in BRL	BRL fluctuation	—	—	—	—
Cash Investments	Cash denominated in US$	BRL fluctuation	1	(1)	2	(2)
Derivatives	Consolidated derivatives portfolio	BRL fluctuation	(1,825)	1,825	(3,650)	3,650
Net result			3,710	(3,710)	7,420	(7,420)

Sensitivity analysis — Consolidated derivatives portfolio

Sensitivity analysis - Foreign Exchange and Interest Rate Derivative Positions	Amounts in US$ million

Program	Instrument	Main Risks	Fair Value	Scenario I	Scenario II	Scenario III	Scenario IV
Protection program for the Real denominated debt indexed to CDI	CDI vs. US$ fixed rate swap	BRL fluctuation	(483)	(713)	713	(1,426)	1,426
		USD interest rate inside Brazil variation		(19)	19	(39)	37
		Brazilian interest rate fluctuation		(8)	8	(17)	15
		USD Libor variation		(0.02)	0.02	(0.04)	0.04
	CDI vs. US$ floating rate swap	BRL fluctuation	(73)	(63)	63	(126)	126
		Brazilian interest rate fluctuation		(0.05)	0.05	(0.10)	0.10
		USD Libor variation		(0.06)	0.06	(0.11)	0.11
	Protected Items - Real denominated debt	BRL fluctuation	n.a.	—	—	—	—

Protection program for the Real denominated debt indexed to TJLP	TJLP vs. US$ fixed rate swap	BRL fluctuation	(859)	(757)	757	(1,514)	1,514
		USD interest rate inside Brazil variation		(49)	47	(101)	90
		Brazilian interest rate fluctuation		141	(125)	302	(235)
		TJLP interest rate fluctuation		(64)	63	(129)	124
	TJLP vs. US$ floating rate swap	BRL fluctuation	(105)	(80)	80	(159)	159
		USD interest rate inside Brazil variation		(5)	4	(10)	9
		Brazilian interest rate fluctuation		11	(9)	23	(17)
		TJLP interest rate fluctuation		(5)	5	(10)	9
		USD Libor variation		3	(3)	6	(6)
	Protected Items - Real denominated debt	BRL fluctuation	n.a.	—	—	—	—

Protection program for the Real denominated fixed rate debt	BRL fixed rate vs. US$ fixed rate swap	BRL fluctuation	(111)	(95)	95	(191)	191
		USD interest rate inside Brazil variation		(4)	4	(9)	8
		Brazilian interest rate fluctuation		13	(12)	29	(23)
	Protected Items - Real denominated debt	BRL fluctuation	n.a.	—	—	—	—

Protection program for the Real denominated debt indexed to IPCA	IPCA vs. US$ fixed rate swap	BRL fluctuation	(24)	(118)	118	(235)	235
		USD interest rate inside Brazil variation		(11)	10	(24)	20
		Brazilian interest rate fluctuation		60	(51)	132	(94)
		IPCA index fluctuation		(28)	30	(55)	62
		USD Libor variation		(4)	4	(8)	7
	Protected Items - Real denominated debt	BRL fluctuation	n.a.	—	—	—	—

Protection Program for the Euro denominated debt	EUR fixed rate vs. US$ fixed rate swap	EUR fluctuation	10	(369)	369	(738)	738
		EUR Libor variation		13	(13)	27	(25)
		USD Libor variation		(31)	29	(66)	55
	Protected Items - Euro denominated debt	EUR fluctuation	n.a.	369	(369)	738	(738)

Foreign Exchange hedging program for disbursements in Canadian dollars (CAD)	CAD Forward	CAD fluctuation	(30)	(80)	80	(160)	160
		CAD Libor variation		1	(1)	1	(1)
		USD Libor variation		(0.2)	0.2	(0.3)	0.3
	Protected Items - Disbursement in Canadian dollars	CAD fluctuation	n.a.	80	(80)	160	(160)

(3)  The deterioration scenario of “BRL fluctuation” on the tables of this section means the depreciation of BRL against the USD. The same is applicable for the other currencies fluctuations as risk factors. Specifically on “Sensitivity analysis - cash investments in other currencies” table, we have the depreciation of each currency as a risk factor against another currencies in general, not only USD.

Sensitivity analysis - Commodity Derivative Positions	Amounts in US$ million

Program	Instrument	Main Risks	Fair Value	Scenario I	Scenario II	Scenario III	Scenario IV
Nickel purchase protection program	Pruchase / sale of nickel future/forward contracts	Nickel price fluctuation	0.3	0.5	(0.5)	1.1	(1.1)
		CAD fluctuation		0.1	(0.1)	0.2	(0.2)
	Protected Item: Part of Vale’s revenues linked to Nickel price	Nickel price fluctuation	n.a.	(1)	1	(1)	1

Nickel fixed price program	Purchase of nickel future/forward contracts	Nickel price fluctuation	(15)	(39)	39	(78)	78
		CAD fluctuation		(4)	4	(8)	8
	Protected Item: Part of Vale’s nickel revenues from sales with fixed prices	Nickel price fluctuation	n.a.	39	(39)	78	(78)

Copper Scrap Purchase Protection Program	Sale of copper future/forward contracts	Copper price fluctuation	0.1	0.5	(0.5)	0.9	(0.9)
		CAD fluctuation		0.02	(0.02)	0.04	(0.04)
	Protected Item: Part of Vale’s revenues linked to Copper price	Copper price fluctuation	n.a.	(0.5)	0.5	(0.9)	0.9

Bunker Oil Protection Program	Bunker Oil forward	Bunker Oil price fluctuation	(43)	(154)	154	(309)	309
	Protected Item: part of Vale’s costs linked to Bunker Oil price	Bunker Oil price fluctuation	n.a.	154	(154)	309	(309)

Bunker Oil Hedge Program	Bunker Oil forward	Bunker Oil price fluctuation	(41)	(144)	144	(287)	287
	Protected Item: part of Vale’s costs linked to Bunker Oil price	Bunker Oil price fluctuation	n.a.	144	(144)	287	(287)

Sell of part of future gold production (subproduct) from Vale	10 million of SLW warrants	SLW stock price fluctuation	28	(13)	17	(23)	37
		Libor USD fluctuation		(2)	2	(3)	3
	Sell of part of future gold production (subproduct) from Vale	SLW stock price fluctuation	n.a.	13	(17)	23	(37)

Sensitivity analysis - Embedded Derivative Positions	Amounts in US$ million

Program	Instrument	Main Risks	Fair Value	Scenario I	Scenario II	Scenario III	Scenario IV
Embedded derivatives - Raw material purchase (Nickel)	Embedded derivatives - Raw material purchase	Nickel price fluctuation	(1.6)	14	(14)	27	(27)
		CAD fluctuation		2	(2)	4	(4)

Embedded derivatives - Raw material purchase (Copper)	Embedded derivatives - Raw material purchase	Copper price fluctuation	(0.7)	9	(9)	18	(18)
		CAD fluctuation		0.4	(0.4)	1	(1)

Embedded derivatives - Gas purchase for Pelletizing Company	Embedded derivatives - Gas purchase	Pellet price fluctuation	(0.2)	0.2	(0.6)	0.2	(2.0)

Sensitivity analysis - cash investments

The cash investments are subjected to foreign exchange risk when the investment currency is other than the functional currency of the investor company.

Sensitivity analysis - Cash Investments (Other currencies)	Amounts in US$ million

Program	Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV
Cash Investments	Cash denominated in EUR	EUR	(10)	10	(20)	20
Cash Investments	Cash denominated in CAD	CAD	(0.004)	0.004	(0.01)	0.01
Cash Investments	Cash denominated in GBP	GBP	(6)	6	(13)	13
Cash Investments	Cash denominated in AUD	AUD	(1)	1	(2)	2
Cash Investments	Cash denominated in Other Currencies*	Others	(39)	39	(79)	79

(*) Includes investments in other currencies and investments in USD as the functional currency of the investor is not USD or BRL.

Financial counterparties ratings

Derivative transactions and cash investments are held with financial institutions whose exposure limits are periodically reviewed and approved by the delegated authority. The financial institutions credit risk tracking is performed making use of a methodology which considers, among other information, published ratings provided by international rating agencies. In the table below, we present the ratings in foreign currency published by Moody’s and S&P agencies for the financial institutions that we had outstanding trades as of September 30, 2014.

Counterparties Long Term Ratings	Moody’s*	S&P*
ANZ Australia and New Zealand Banking	Aa2	AA-
Banco Bradesco	Baa2	BBB-
Banco de Credito del Peru	Baa1	BBB+
Banco do Brasil	Baa2	BBB-
Banco do Nordeste	Baa3	BBB-
Banco Safra	Baa2	BBB-
Banco Santander	Baa2	BBB-
Banco Votorantim	Baa2	BB+
Bank of America	Baa2	A-
Bank of Nova Scotia	Aa2	A+
Banpara	Ba3	BB
Barclays	A3	A-
BBVA	Baa2	BBB
BNP Paribas	A1	A+
BTG Pactual	Baa3	BB+ *
Caixa Economica Federal	Baa2	BBB-
Citigroup	(P)Baa2	A-
Credit Agricole	A2	A
Deutsche Bank	A3	A
Goldman Sachs	Baa1	A-
HSBC	Aa3	A+
Intesa Sanpaolo Spa	Baa2	BBB
Itau Unibanco	Baa2	BBB-
JP Morgan Chase & Co	A3	A
Morgan Stanley	Baa2	A-
National Australia Bank NAB	Aa2	AA-
Rabobank	Aa2	AA-
Royal Bank of Canada	Aa3	AA-
Societe Generale	A2	A
Standard Bank Group	Baa2 *-	—
Standard Chartered	A2	A+

25.                               Stockholders’ equity

a)                                     Capital

Stockholders’ equity is represented by common shares (“ON”) and preferred non-redeemable shares (“PNA”) without par value. Preferred shares have the same rights as common shares, with the exception of voting for election of members of the Board of Directors. The Board of Directors may, regardless of changes to bylaws, issue new shares (authorized capital), including the capitalization of profits and reserves to the extent authorized.

In May 2014 the Stockholders approved at the Extraordinary General Shareholders Meeting, the proposed increase in capital without issuance of shares, in the total amount of US$1,036, by the capitalization of revenue reserves.

On September 30, 2014, the capital was US$61,614 corresponding to 5,244,316,120 shares without par value.

	September 30, 2014 (unaudited)
Stockholders	ON	PNA	Total
Valepar S.A.	1,716,435,045	20,340,000	1,736,775,045
Brazilian Government (Golden Share)	—	12	12
Foreign investors - ADRs	732,842,132	602,350,481	1,335,192,613
FMP - FGTS	82,160,258	—	82,160,258
PIBB - BNDES	1,622,806	2,414,736	4,037,542
BNDESPar	206,378,882	66,185,272	272,564,154
Foreign institutional investors in local market	281,821,978	585,136,496	866,958,474
Institutional investors	114,987,291	259,145,556	374,132,847
Retail investors in Brazil	49,404,608	432,149,373	481,553,981
Treasury stock	31,535,402	59,405,792	90,941,194
Total	3,217,188,402	2,027,127,718	5,244,316,120

b)                           Treasury stocks

In May 2014, the Stockholders approved, at the Extraordinary General Shareholders Meeting, the proposed cancellation of 39,536,080 common shares and 81,452,900 preferred shares class “A” issued by Vale and held in treasury, arising from the buy-back program approved in June 2011.

On September 30, 2014, there were 90,941,194 treasury stocks, in the total amount of US$1,477, as follows:

	Classes of Shares
	Preferred	Common	Total
Balance on December 31, 2013 and 2012	140,857,692	71,071,482	211,929,174
Reduction	(81,451,900)	(39,536,080)	(120,987,980)
Balance on September 30, 2014 (unaudited)	59,405,792	31,535,402	90,941,194

c)                            Basic and diluted earnings per share

Basic and diluted earnings per share were calculated as follows:

	(unaudited)
	Three-month period ended		Nine-month period ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Net income (loss) from continuing operations attributable to the Company’s stockholders	(1,437)	3,514	2,506	7,092

Basic and diluted earnings per share:
Income (loss) available to preferred stockholders	(549)	1,342	957	2,708
Income (loss) available to common stockholders	(888)	2,172	1,549	4,384
Total	(1,437)	3,514	2,506	7,092

Weighted average number of shares outstanding (thousands of shares) - preferred shares	1,967,722	1,967,722	1,967,722	1,967,722
Weighted average number of shares outstanding (thousands of shares) - common shares	3,185,653	3,185,653	3,185,653	3,185,653
Total	5,153,375	5,153,375	5,153,375	5,153,375

Basic and diluted earnings per share from continuing operations
Preferred share	(0.28)	0.68	0.49	1.38
Common share	(0.28)	0.68	0.49	1.38

	(unaudited)
	Three-month period ended		Nine-month period ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Loss from discontinuing operations attributable to the Company’s stockholders	—	(12)	—	(57)

Basic and diluted earnings per share:
Loss available to preferred stockholders	—	(5)	—	(22)
Loss available to common stockholders	—	(7)	—	(35)
Total	—	(12)	—	(57)

Weighted average number of shares outstanding (thousands of shares) - preferred shares	—	1,967,722	—	1,967,722
Weighted average number of shares outstanding (thousands of shares) - common shares	—	3,185,653	—	3,185,653
Total	—	5,153,375	—	5,153,375

Basic and diluted earnings per share from discontinuing operations
Preferred share	—	—	—	(0.01)
Common share	—	—	—	(0.01)

	(unaudited)
	Three-month period ended		Nine-month period ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Net income (loss) attributable to the Company’s stockholders	(1,437)	3,502	2,506	7,035

Basic and diluted earnings per share:
Income (loss) available to preferred stockholders	(549)	1,337	957	2,686
Income (loss) available to common stockholders	(888)	2,165	1,549	4,349
Total	(1,437)	3,502	2,506	7,035

Weighted average number of shares outstanding (thousands of shares) - preferred shares	1,967,722	1,967,722	1,967,722	1,967,722
Weighted average number of shares outstanding (thousands of shares) - common shares	3,185,653	3,185,653	3,185,653	3,185,653
Total	5,153,375	5,153,375	5,153,375	5,153,375

Basic and diluted earnings per share
Preferred share	(0.28)	0.68	0.49	1.37
Common share	(0.28)	0.68	0.49	1.37

d)                                     Remuneration of stockholders

The amounts paid to stockholders, by nature of remuneration, are as follows:

	Remuneration attributed to stockholders
	Dividends	Interest on capital	Total	Amount per outstanding preferred or common share
Amounts paid on the nine-month period ended of 2013
First installment - April	400	1,850	2,250	0.436607084
	400	1,850	2,250
Amounts paid on the nine-month period ended of 2014
First installment - April	—	2,100	2,100	0.407499945
	—	2,100	2,100

In October, 2014, the board of directors approved the payment of the second installment of the 2014 remuneration in amount of US$2,100.

26.                               Information by business segment and consolidated revenues by geographic area

The information presented to the Executive Board on the performance of each segment is derived from the accounting records, adjusted for reallocations between segments.

a)                                     Results by segment

	Three-month period ended (unaudited)
	September 30, 2014
	Bulk Materials	Basic Metals	Fertilizers	Others	Total
Results
Net operating revenue	6,024	2,122	699	217	9,062
Cost and expenses	(4,022)	(1,341)	(603)	(352)	(6,318)
Depreciation, depletion and amortization	(565)	(432)	(115)	(7)	(1,119)
Operating income (loss)	1,437	349	(19)	(142)	1,625

Financial results, net	(3,266)	(71)	(32)	1	(3,368)
Results on sale or disposal of investments from associates and joint ventures	—	—	—	(43)	(43)
Equity results from associates and joint ventures	103	(13)	—	(55)	35
Income taxes	393	(57)	13	(26)	323
Net income (loss)	(1,333)	208	(38)	(265)	(1,428)

Loss attributable to noncontrolling interests	56	(19)	(8)	(20)	9
Income (loss) attributable to the company’s stockholders	(1,389)	227	(30)	(245)	(1,437)

Sales classified by geographic area:
America, except United States and Brazil	151	389	7	27	574
United States of America	9	319	—	2	330
Europe	917	640	21	4	1,582
Middle East/Africa/Oceania	428	39	—	—	467
Japan	656	246	—	2	904
China	2,602	197	—	—	2,799
Asia, except Japan and China	570	263	16	—	849
Brazil	691	29	655	182	1,557
Net operating revenue	6,024	2,122	699	217	9,062

	Three-month period ended (unaudited)
	September 30, 2013
	Bulk Materials	Basic Metals	Fertilizers	Others	Total of continued operations	Discontinued operations (General Cargo)	Total
Results
Net operating revenue	9,569	1,859	774	131	12,333	344	12,677
Cost and expenses	(4,077)	(1,556)	(838)	(118)	(6,589)	(267)	(6,856)
Fair value on sale of assets	—	—	—	—	—	(58)	(58)
Depreciation, depletion and amortization	(486)	(407)	(106)	(8)	(1,007)	(37)	(1,044)
Operating income (loss)	5,006	(104)	(170)	5	4,737	(18)	4,719

Financial results, net	(536)	(26)	(5)	66	(501)	(2)	(503)
Equity results from associates and joint ventures	196	(10)	—	(58)	128	—	128
Income taxes	(883)	25	(35)	(7)	(900)	8	(892)
Net income (loss)	3,783	(115)	(210)	6	3,464	(12)	3,452

Net loss attributable to noncontrolling interests	(18)	(35)	14	(11)	(50)	—	(50)
Income (loss) attributable to the company’s stockholders	3,801	(80)	(224)	17	3,514	(12)	3,502

Sales classified by geographic area:
America, except United States and Brazil	189	247	15	—	451	—	451
United States of America	22	259	—	24	305	—	305
Europe	1,520	706	26	—	2,252	—	2,252
Middle East/Africa/Oceania	452	23	—	—	475	—	475
Japan	1,016	162	—	—	1,178	—	1,178
China	5,026	214	—	—	5,240	—	5,240
Asia, except Japan and China	614	242	24	—	880	—	880
Brazil	730	6	709	107	1,552	344	1,896
Net operating revenue	9,569	1,859	774	131	12,333	344	12,677

	Nine-month period ended (unaudited)
	September 30, 2014
	Bulk Materials	Basic Metals	Fertilizers	Others	Total
Results
Net operating revenue	20,119	5,739	1,846	763	28,467
Cost and expenses	(11,444)	(3,800)	(1,643)	(893)	(17,780)
Impairment of assets	(774)	—	—	—	(774)
Depreciation, depletion and amortization	(1,466)	(1,228)	(331)	(21)	(3,046)
Operating income (loss)	6,435	711	(128)	(151)	6,867

Financial results, net	(2,971)	(270)	(23)	(14)	(3,278)
Results on sale or disposal of investments from associates and joint ventures	—	—	—	(61)	(61)
Equity results from associates and joint ventures	574	(25)	—	(75)	474
Income taxes	(1,512)	(154)	39	(42)	(1,669)
Net income (loss)	2,526	262	(112)	(343)	2,333

Loss attributable to noncontrolling interests	14	(143)	(15)	(29)	(173)
Income (loss) attributable to the company’s stockholders	2,512	405	(97)	(314)	2,506

Sales classified by geographic area:
America, except United States and Brazil	537	994	29	39	1,599
United States of America	11	844	—	234	1,089
Europe	3,138	1,920	73	10	5,141
Middle East/Africa/Oceania	1,293	116	—	—	1,409
Japan	2,132	642	—	5	2,779
China	9,050	517	—	—	9,567
Asia, except Japan and China	1,742	674	31	—	2,447
Brazil	2,216	32	1,713	475	4,436
Net operating revenue	20,119	5,739	1,846	763	28,467

	Nine-month period ended (unaudited)
	September 30, 2013
	Bulk Materials	Basic Metals	Fertilizers	Others	Total of continued operations	General cargo logistics	Total
Results
Net operating revenue	25,389	5,389	2,255	609	33,642	1,002	34,644
Cost and expenses	(11,152)	(3,993)	(2,204)	(707)	(18,056)	(881)	(18,937)
Fair value on sale of assets	—	—	—	—	—	(58)	(58)
Depreciation, depletion and amortization	(1,382)	(1,316)	(330)	(28)	(3,056)	(116)	(3,172)
Operating income (loss)	12,855	80	(279)	(126)	12,530	(53)	12,477

Financial results, net	(4,267)	49	(8)	50	(4,176)	1	(4,175)
Equity results from associates and joint ventures	482	(17)	—	(112)	353	—	353
Income taxes	(1,777)	24	28	(31)	(1,756)	(5)	(1,761)
Net income (loss)	7,293	136	(259)	(219)	6,951	(57)	6,894

Loss attributable to noncontrolling interests	(47)	(67)	14	(41)	(141)	—	(141)
Income (loss) attributable to the company’s stockholders	7,340	203	(273)	(178)	7,092	(57)	7,035

Sales classified by geographic area:
America, except United States and Brazil	563	796	40	10	1,409	—	1,409
United States of America	25	824	—	132	981	—	981
Europe	4,304	1,932	95	—	6,331	—	6,331
Middle East/Africa/Oceania	1,387	61	11	7	1,466	—	1,466
Japan	2,425	447	—	—	2,872	—	2,872
China	12,583	651	—	—	13,234	—	13,234
Asia, except Japan and China	1,915	625	43	—	2,583	—	2,583
Brazil	2,187	53	2,066	460	4,766	1,002	5,768
Net operating revenue	25,389	5,389	2,255	609	33,642	1,002	34,644

	Three-month period ended (unaudited)
	September 30, 2014
	Net operating revenues	Cost	Expenses	Research and evaluation	Pre operating and stoppage operation	Margin before depreciation	Depreciation, depletion and amortization	Operating income (loss)	Property, plant and equipment and intangible	Additions to property, plant and equipment and intangible (c)	Investments
Bulk Material
Ferrous minerals
Iron ore	4,260	(2,403)	(212)	(78)	(63)	1,504	(422)	1,082	35,500	1,803	594
Pellets	1,308	(695)	(10)	—	(7)	596	(74)	522	1,786	55	790
Ferroalloys and manganese	83	(62)	(4)	—	(5)	12	(8)	4	264	8	—
Others ferrous products and services	172	(128)	—	(5)	—	39	(30)	9	321	28	—
	5,823	(3,288)	(226)	(83)	(75)	2,151	(534)	1,617	37,871	1,894	1,384
Coal	201	(283)	(51)	(5)	(11)	(149)	(31)	(180)	6,859	783	382
	6,024	(3,571)	(277)	(88)	(86)	2,002	(565)	1,437	44,730	2,677	1,766
Base Metals
Nickel and other products (a)	1,763	(1,021)	78	(30)	(121)	669	(385)	284	28,384	295	22
Copper (b)	359	(237)	(2)	(2)	(6)	112	(47)	65	3,892	164	204
	2,122	(1,258)	76	(32)	(127)	781	(432)	349	32,276	459	226
Fertilizers
Potash	43	(38)	(10)	(3)	5	(3)	(7)	(10)	162	—	—
Phosphates	534	(452)	(11)	(12)	(12)	47	(96)	(49)	6,912	84	—
Nitrogen	93	(64)	(4)	(1)	(1)	23	(12)	11	—	—	—
Others fertilizers products	29	—	—	—	—	29	—	29	—	—	—
	699	(554)	(25)	(16)	(8)	96	(115)	(19)	7,074	84	—

Others	217	(126)	(165)	(58)	(3)	(135)	(7)	(142)	4,188	49	2,667
Total	9,062	(5,509)	(391)	(194)	(224)	2,744	(1,119)	1,625	88,268	3,269	4,659

(a) Includes nickel by-products and by-products (copper, precious metal, cobalt and others).

(b) Includes copper concentrate and does not include the cooper by-product of nickel.

(c) Includes only addictions realized with cash and cash equivalents.

	Three-month period ended (unaudited)
	September 30, 2013
	Net operating revenues	Cost	Expenses	Research and evaluation	Pre operating and stoppage operation	Margin before depreciation	Depreciation, depletion and amortization	Fair value on sale of assets	Operating income (loss)	Property, plant and equipment and intangible	Additions to property, plant and equipment and intangible (c)	Investments
Bulk Material
Ferrous minerals
Iron ore	7,604	(2,418)	(424)	(76)	(66)	4,620	(345)	—	4,275	38,198	1,499	672
Pellets	1,483	(564)	(25)	(3)	(31)	860	(52)	—	808	1,992	86	898
Ferroalloys and manganese	161	(80)	(8)	—	(12)	61	(12)	—	49	273	7	—
Others ferrous products and services	110	(45)	(2)	—	—	63	(36)	—	27	569	9	—
	9,358	(3,107)	(459)	(79)	(109)	5,604	(445)	—	5,159	41,032	1,601	1,570
Coal	211	(254)	(47)	(21)	(1)	(112)	(41)	—	(153)	4,179	423	277
	9,569	(3,361)	(506)	(100)	(110)	5,492	(486)		5,006	45,211	2,024	1,847
Base Metals
Nickel and other products (a)	1,437	(1,024)	(31)	(37)	(161)	184	(363)	—	(179)	30,183	458	22
Copper (b)	422	(276)	(14)	(10)	(3)	119	(44)	—	75	4,368	120	237
	1,859	(1,300)	(45)	(47)	(164)	303	(407)	—	(104)	34,551	578	259
Fertilizers
Potash	57	(36)	(11)	(2)	(213)	(205)	(6)	—	(211)	2,520	131	—
Phosphates	607	(471)	(20)	(8)	(8)	100	(88)	—	12	7,731	133	—
Nitrogen	89	(68)	1	(1)	(1)	20	(12)	—	8	—	—	—
Others fertilizers products	21	—	—	—	—	21	—	—	21	—	—	—
	774	(575)	(30)	(11)	(222)	(64)	(106)	—	(170)	10,251	264	—
Others	131	(123)	52	(44)	(3)	13	(8)	—	5	2,176	140	1,856
Total of continued operations	12,333	(5,359)	(529)	(202)	(499)	5,744	(1,007)	—	4,737	92,189	3,006	3,962

Discontinued operations (General Cargo)	344	(248)	(16)	(3)	—	77	(37)	(58)	(18)	2,755	128	—
Total	12,677	(5,607)	(545)	(205)	(499)	5,821	(1,044)	(58)	4,719	94,944	3,134	3,962

(a) Includes nickel by-products and by-products (copper, precious metal, cobalt and others).

(b) Includes copper concentrate and does not include the cooper by-product of nickel.

(c) Includes only addictions realized with cash and cash equivalents.

	Nine-month period ended (unaudited)
	September 30, 2014
	Net operating revenues	Cost	Expenses	Research and evaluation	Pre operating and stoppage operation	Margin before depreciation	Depreciation, depletion and amortization	Impairment	Operating income (loss)	Property, plant and equipment and intangible	Additions to property, plant and equipment and intangible	Investments
Bulk Material
Ferrous minerals
Iron ore	14,733	(6,701)	(748)	(207)	(120)	6,957	(1,092)	(500)	5,365	35,500	4,260	594
Pellets	3,993	(1,930)	(28)	—	(35)	2,000	(181)	—	1,819	1,786	163	790
Ferroalloys and manganese	261	(184)	(14)	—	(18)	45	(24)	—	21	264	43	—
Others ferrous products and services	594	(456)	5	(5)	—	138	(85)	—	53	321	59	—
	19,581	(9,271)	(785)	(212)	(173)	9,140	(1,382)	(500)	7,258	37,871	4,525	1,384
Coal	538	(822)	(145)	(8)	(28)	(465)	(84)	(274)	(823)	6,859	1,977	382
	20,119	(10,093)	(930)	(220)	(201)	8,675	(1,466)	(774)	6,435	44,730	6,502	1,766
Base Metals
Nickel and other products (a)	4,701	(2,767)	69	(95)	(381)	1,527	(1,109)	—	418	28,384	914	22
Copper (b)	1,038	(615)	5	(3)	(13)	412	(119)	—	293	3,892	381	204
	5,739	(3,382)	74	(98)	(394)	1,939	(1,228)	—	711	32,276	1,295	226
Fertilizers
Potash	113	(103)	(12)	(11)	(5)	(18)	(21)	—	(39)	162	—	—
Phosphates	1,405	(1,194)	(47)	(35)	(42)	87	(274)	—	(187)	6,912	183	—
Nitrogen	257	(177)	(7)	(6)	(4)	63	(36)	—	27	—	—	—
Others fertilizers products	71	—	—	—	—	71	—	—	71	—	—	—
	1,846	(1,474)	(66)	(52)	(51)	203	(331)	—	(128)	7,074	183	—

Others	763	(488)	(273)	(129)	(3)	(130)	(21)	—	(151)	4,188	384	2,667
Total	28,467	(15,437)	(1,195)	(499)	(649)	10,687	(3,046)	(774)	6,867	88,268	8,364	4,659

(a) Includes nickel by-products and by-products (copper, precious metal, cobalt and others).

(b) Includes copper concentrate and does not include the cooper by-product of nickel.

(c) Includes only addictions realized with cash and cash equivalents.

	Nine-month period ended (unaudited)
	September 30, 2013
	Net operating revenues	Cost	Expenses	Research and evaluation	Pre operating and stoppage operation	Margin before depreciation	Depreciation, depletion and amortization	Fair value on sale of assets	Operating income (loss)	Property, plant and equipment and intangible	Additions to property, plant and equipment and intangible (c)	Investments
Bulk Material
Ferrous minerals
Iron ore	19,662	(6,453)	(1,017)	(205)	(192)	11,795	(983)	—	10,812	38,198	5,005	672
Pellets	4,353	(1,604)	(63)	(9)	(101)	2,576	(138)	—	2,438	1,992	194	898
Ferroalloys and manganese	374	(235)	(29)	—	(12)	98	(22)	—	76	273	23	—
Others ferrous products and services	324	(141)	(2)	—	—	181	(108)	—	73	569	22	—
	24,713	(8,433)	(1,111)	(214)	(305)	14,650	(1,251)	—	13,399	41,032	5,244	1,570
Coal	676	(772)	(259)	(37)	(21)	(413)	(131)	—	(544)	4,179	809	277
	25,389	(9,205)	(1,370)	(251)	(326)	14,237	(1,382)		12,855	45,211	6,053	1,847
Base Metals
Nickel and other products (a)	4,385	(2,745)	16	(121)	(541)	994	(1,187)	—	(193)	30,183	1,873	22
Copper (b)	1,004	(740)	(58)	(41)	(7)	158	(129)	—	29	4,368	415	237
Others	—	—	244	—	—	244	—	—	244	—	—	—
	5,389	(3,485)	202	(162)	(548)	1,396	(1,316)	—	80	34,551	2,288	259
Fertilizers
Potash	155	(97)	(21)	(5)	(296)	(264)	(30)	—	(294)	2,520	401	—
Phosphates	1,653	(1,299)	(95)	(14)	(28)	217	(236)	—	(19)	7,731	322	—
Nitrogen	387	(327)	(12)	(3)	(5)	40	(64)	—	(24)	—	—	—
Others fertilizers products	60	—	—	(2)	—	58	—	—	58	—	—	—
	2,255	(1,723)	(128)	(24)	(329)	51	(330)	—	(279)	10,251	723	—
Others	609	(444)	(168)	(92)	(3)	(98)	(28)	—	(126)	2,176	405	1,856
Total of continued operations	33,642	(14,857)	(1,464)	(529)	(1,206)	15,586	(3,056)	—	12,530	92,189	9,469	3,962

Discontinued operations (General Cargo)	1,002	(791)	(80)	(10)	—	121	(116)	(58)	(53)	2,755	604	—
Total	34,644	(15,648)	(1,544)	(539)	(1,206)	15,707	(3,172)	(58)	12,477	94,944	10,073	3,962

(a) Includes nickel by-products and by-products (copper, precious metal, cobalt and others).

(b) Includes copper concentrate and does not include the cooper by-product of nickel.

(c) Includes only addictions realized with cash and cash equivalents.

27.                               Cost of goods sold and services rendered, and selling and administrative expenses and other operational expenses (income), net, by nature

a)                           Costs of goods sold and services rendered

(unaudited)

	Three-month period ended		Nine-month period ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013

Personnel	679	822	2,023	2,368
Material and Services	1,305	1,598	3,809	4,499
Fuel oil and gas	417	445	1,273	1,333
Maintenance	823	507	1,938	1,334
Energy	172	174	450	483
Acquisition of products	386	286	1,242	982
Depreciation and depletion	991	908	2,735	2,732
Freight	879	871	2,466	2,153
Others	849	655	2,236	1,703
Total	6,501	6,266	18,172	17,587

b)                 Selling and administrative expenses

(unaudited)

	Three-month period ended		Nine-month period ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Personnel	108	117	318	388
Services (consulting, infrastructure and others)	51	93	143	224
Advertising and publicity	15	5	26	25
Depreciation	68	45	164	142
Travel expenses	5	3	16	16
Taxes and rents	6	3	15	21
Selling	8	25	66	88
Others	13	9	45	60
Total	274	300	793	964

c)                                      Others operational expenses (incomes), net

(unaudited)

	Three-month period ended		Nine-month period ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Provision for litigation	(19)	42	106	124
Provision for loss with VAT credits (ICMS)	15	52	96	135
PPR	66	66	114	151
Vale do Rio Doce Foundation (“FVRD”)	5	—	9	—
Provision for disposal of materials/inventories	19	—	60	157
Goldstream transaction	—	—	—	(244)
Other	98	117	181	321
Total	184	277	566	644

28.                               Financial result

The financial results, by nature, are as follows:

(unaudited)

	Three-month period ended		Nine-month period ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Financial expenses
Interest	(105)	(309)	(889)	(976)
Labor, tax and civil contingencies	(27)	(32)	(69)	(94)
Derivatives	(837)	(38)	(878)	(1,137)
Indexation and exchange rate variation (a)	(2,883)	(315)	(3,634)	(3,230)
Participative stockholders’ debentures	(87)	(109)	(377)	(365)
Expenses of REFIS	(194)	—	(530)	—
Others	(356)	(133)	(569)	(285)
	(4,489)	(936)	(6,946)	(6,087)
Financial income
Derivatives	10	155	631	377
Indexation and exchange rate variation (b)	940	205	2,691	1,236
Others	171	75	346	298
	1,121	435	3,668	1,911
Financial results, net	(3,368)	(501)	(3,278)	(4,176)

Summary of indexation and exchange rate variation
Loans and financing	(2,670)	31	(1,175)	(2,121)
Related parties	—	1	1	12
Others	727	(142)	231	115
Net (a) + (b)	(1,943)	(110)	(943)	(1,994)

29.                               Gold stream transaction

In February 2013, the Company entered into a gold stream transaction with Silver Wheaton Corp. (“SLW”) to sell 25% of the gold extracted during the life of the mine as a by-product of Salobo copper mine (“Salobo transaction”) and 70% of the gold extracted during the next 20 years as a by-product of the Sudbury nickel mines (“Sudbury transaction”).

In March 2013, we received up-front cash proceeds of US$1.9 billion, plus ten million warrants of SLW with an exercise price of US$65 exercisable in the next ten years, which fair value was determined to be US$100. The amount of US$1,330 was received for the Salobo transaction and US$570 plus the ten million warrants of SLW were received for the Sudbury transaction.

As the gold is delivered to SLW, Vale will receive a payment equal to the lesser of: (i) US$400 per ounce of refined gold delivered, subject to an annual increase of 1% per year commencing on January 1, 2016 and each January 1 thereafter; and (ii) the reference market price on the date of delivery.

This transaction was bifurcated into two identifiable components: (i) the sale of the mineral rights for US$337 and, (ii) the services for gold extraction on the portion in which Vale operates as an agent for SLW gold extraction.

The result of the sale of the mineral rights of US$244 was recognized in the statement of income under Other operating expenses, net, while the portion related to the provision of future services for gold extraction, was estimated at US$1,393 and is recorded as deferred revenue (liability) and will be recognized in the statement of income as the service is rendered and the gold extracted. During the three-month period ended on September 30, 2014 and 2013, the Company recognized US$16 and US$17, respectively, and nine-month period ended on September 30, 2014 and 2013 the amount of US$62 and US$44, respectively, in Statement of Income related to rendered services.

30.                               Commitments

a)                                     Nickel projects

There have been no material changes to commitments and contingencies disclosed in our financial statements as at March 31, 2014, except for letters of credit and guarantees in the amount of US$1 billion that we have provided and are associated with items such as environment reclamation, asset retirement obligation commitments, insurance, electricity commitments, post-retirement benefits, community service commitments and import and export duties.

In October 2014 (subsequent event), our subsidiary PT Vale Indonesia Tbk (“PTVI”), a public company in Indonesia, signed the renewal of its license for the Contract of Work (“CoW”). The renegotiation included the following main points: (i) Royalty- The royalty rate will be 2% of sales of nickel matte and will increase to 3% based on a defined nickel price threshold in order to reflect the economic reality of the market; (ii) Divestment - The Company agrees to further divest 20% of interest within five years; (iii) Extension of operations Under some local investments conditions the Company has the ability to apply for an extension of the right to operate until the year 2045; and (iv) PTVI will reduce its concession area by 72 ha which will not impact the implementation of its growth strategy.

The impact on the assets value is expected to not be relevant.

b)                                     Participative stockholders’ debentures

During the period, there was no issuance of new debentures, or any change in the par value or the indicators affecting debentures issued.

On September 30, 2014 and December 31, 2013 the value of the debentures at fair value totaled US$2,021 and US$1,775, respectively. The Company made available for withdrawal on October 2014 (subsequent event) the amount of US$66 as semi-annual compensation.

c)                                      Operating lease - pelletizing operations

Vale has operating lease agreements with its joint ventures Hispanobras, Nibrasco, Itabrasco, and Kobrasco, in which Vale leases its pelletizing plants. These renewable operating lease agreements have last between 3 and 10 years.

The total amount of operational leasing expenses related to pelletizing operations for the nine-month period ended on September 30, 2014 and 2013 were US$259 and US$74, respectively.

d)                                     Concession and sub-concession agreements

The contractual basis and deadlines for completion of concessions railways and port terminals are unchanged in the period.

e)                                      Guarantee issued to affiliates

The Company provided corporate guarantees, within the limits of its interest, a credit line acquired by its associate Norte Energia S.A. from BNDES, Caixa Econômica Federal and Banco BTG Pactual. On September 30, 2014 the amount guaranteed by Vale was US$510. After the conclusion of the transaction of our Energy Generations Assets (Note 6) our guarantee will be shared with CEMIG GT.

On September 30, 2014, the total amount guaranteed by the Company to CSP´s bridge loan equals to US$450, within its participation threshold on CSP.

31.                               Related parties

Transactions with related parties are made by the Company at arm´s-length, observing the price and usual market conditions and therefore do not generate any undue benefit to their counterparties or loss to the Company.

In the normal course of operations, Vale contracts rights and obligations with related parties (associated companies, jointly controlled entities and stockholders), derived from operations of sale and purchase of products and services, leasing of assets, sale of raw material, so as railway transportation services, through prices agreed between the parties.

The balances of these related party transactions and their effects on the financial statements may be identified as follows:

Consolidated

Assets

	September 30, 2014 (unaudited)		December 31, 2013
	Customers	Related parties	Customers	Related parties
Mitsui Co.	33	—	47	—
MRS Logística S.A.	6	30	6	6
Samarco Mineração S.A.	—	192	29	162
Teal Minerals Incorporated	—	202	—	175
VLI Multimodal S.A.	24	—	—	—
VLI S.A.	18	—	—	—
VLI Operações Portuárias S.A.	22	—	—	—
Others	175	48	34	26
Total	278	472	116	369

Current	278	286	116	261
Non-current	—	186	—	108
Total	278	472	116	369

Consolidated

Liabilities

	September 30, 2014 (unaudited)		December 31, 2013
	Suppliers	Related parties	Suppliers	Related parties
Baovale Mineração S.A.	14	—	15	—
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	65	18	2	59
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	32	—	15	—
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	33	7	2	16
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	106	55	—	128
Ferrovia Centro-Atlântica S.A.	—	101	—	—
MRS Logística S.A.	—	—	22	—
Others	26	61	10	7
Total	276	242	66	210

Current	276	130	66	205
Non-current	—	112	—	5
Total	276	242	66	210

Three-month period ended (unaudited)

	September 30, 2014		September 30, 2013
	Income	Cost/ expense	Income	Cost/ expense
Baovale Mineração S.A.	—	(5)	—	(5)
California Steel Indutstries	—	—	24	—
Companhia Siderúrgica do Atlântico	—	—	—	(25)
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	—	(19)	—	(20)
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	—	(15)	—	(2)
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	—	(14)	—	(10)
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	—	(34)	—	(4)
Ferrovia Centro Atlântica S.A.	14	(14)	—	—
Mitsui & Co Ltd	25	—	28	—
MRS Logística S.A.	—	(164)	—	(155)
Samarco Mineração S.A.	49	—	102	—
VLI S.A.	34	—	—	—
VLI Multimodal S.A.	43	—	—	—
Others	30	(5)	25	(4)
Total	195	(270)	179	(225)

Nine-month period ended (unaudited)

	September 30, 2014		September 30, 2013
	Income	Cost/ expense	Income	Cost/ expense
Baovale Mineração S.A.	—	(15)	—	(16)
California Steel Indutstries	183	—	132	—
Companhia Siderúrgica do Atlântico	—	(215)	—	(146)
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	—	(68)	—	(33)
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	—	(44)	—	(7)
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	—	(38)	—	(24)
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	—	(108)	—	(10)
Ferrovia Norte-Sul S.A.	47	(41)	—	—
Mitsui & Co Ltd	89	—	82	—
MRS Logística S.A.	—	(412)	—	(478)
Samarco Mineração S.A.	163	—	318	—
VLI Multimodal S.A.	166	—	—	—
VLI S.A.	103	—	—	—
Others	90	(24)	63	(14)
Total	841	(965)	595	(728)

Three-month period ended (unaudited)

	September 30, 2014		September 30, 2013
	Income	Cost/ expense	Income	Cost/ expense
Sales/Cost of iron ore and pellets	49	(88)	102	(41)
Revenues/ expense from logistic services	97	(178)	—	(156)
Sales/ Cost of steel products	37	—	52	(25)
Financial income/ expenses	3	—	7	—
Others	9	(4)	18	(3)
	195	(270)	179	(225)

Nine-month period ended (unaudited)

	September 30, 2014		September 30, 2013
	Income	Cost/ expense	Income	Cost/ expense
Sales/Cost of iron ore and pellets	172	(274)	318	(90)
Revenues/ expense from logistic services	321	(454)	3	(481)
Sales/ Cost of steel products	300	(219)	214	(146)
Financial income/ expenses	22	—	19	—
Others	26	(18)	41	(11)
	841	(965)	595	(728)

Remuneration of key management personnel:

(unaudited)

	Three-month period ended		Nine-month period ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Short-term benefits:	4	4	25	23
Wages or pro-labor	3	3	8	8
Direct and indirect benefits	1	1	6	6
Bonus	—	—	11	9

Long-term benefits:	—	—	1	1
Based on stock	—	—	1	1

Termination of position	—	—	—	1
	4	4	26	25

Board of Directors, Fiscal Council, Advisory Committees and Executive Officers

Board of Directors	Governance and Sustainability Committee
Gilmar Dalilo Cezar Wanderley
Dan Antônio Marinho Conrado	Luiz Maurício Leuzinger
Chairman	Ricardo Simonsen
Tatiana Boavista Barros Heil
Mário da Silveira Teixeira Júnior
Vice-President	Fiscal Council

Hiroyuki Kato	Marcelo Amaral Moraes
João Batista Cavaglieri	Chairman
José Mauro Mettrau Carneiro da Cunha
Luciano Galvão Coutinho	Aníbal Moreira dos Santos
Marcel Juviniano Barros	Arnaldo José Vollet
Oscar Augusto de Camargo Filho	Dyogo Henrique de Oliveira
Paulo Rogério Caffarelli
Robson Rocha	Alternate
Sérgio Alexandre Figueiredo Clemente	Oswaldo Mário Pêgo de Amorim Azevedo
Paulo Fontoura Valle
Alternate	Valeriano Durval Guimarães Gomes

Laura Bedeschi Rego de Mattos	Executive Officers
Eduardo de Oliveira Rodrigues Filho
Eduardo Fernando Jardim Pinto	Murilo Pinto de Oliveira Ferreira
Francisco Ferreira Alexandre	Chief Executive Officer
Hayton Jurema da Rocha
Isao Funaki	Vânia Lucia Chaves Somavilla
Luiz Carlos de Freitas	Executive Officer (Human Resources, Health & Safety, Sustainability and Energy)
Luiz Maurício Leuzinger
Marco Geovanne Tobias da Silva	Luciano Siani Pires
Sandro Kohler Marcondes	Chief Financial Officer and Investors Relations

Advisory Committees of the Board of Directors	Roger Allan Downey
Executive Officer (Fertilizers and Coal)
Controlling Committee
Eduardo Cesar Pasa	José Carlos Martins
Luiz Carlos de Freitas	Executive Officer (Ferrous and Strategy)
Paulo Roberto Ferreira de Medeiros
Galib Abrahão Chaim
Executive Development Committee	Executive Officer (Capital Projects Implementation)
Laura Bedeschi Rego de Mattos
Luiz Maurício Leuzinger	Humberto Ramos de Freitas
Marcel Juviniano Barros	Executive Officer (Logistics and Mineral Research)
Oscar Augusto de Camargo Filho
Gerd Peter Poppinga
Strategic Committee	Executive Officer (Base Metals and Information Technology)
Murilo Pinto de Oliveira Ferreira
Dan Antônio Marinho Conrado
Luciano Galvão Coutinho	Marcelo Botelho Rodrigues
Mário da Silveira Teixeira Júnior	Global Controller Director
Oscar Augusto de Camargo Filho
Marcus Vinicius Dias Severini
Finance Committee	Chief Officer of Accounting and Control Department
Luciano Siani Pires	CRC-RJ - 093982/O-3
Eduardo de Oliveira Rodrigues Filho
Gilmar Dalilo Cezar Wanderley	Murilo Muller
Luiz Maurício Leuzinger	Chief Accountant
CRC-PR - 046788/O-5 “S” RJ

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Rogerio T. Nogueira
Date: October 30, 2014		Rogerio T. Nogueira
Director of Investor Relations